ARLS

04031872

P.E.
12-31-03

SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2004
WASH, D.C. 158 SECTION

# SONOMA VALLEY BANCORP

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

ANNUAL REPORT 2003

# Selected Consolidated Financial Data

*(dollars in thousands, except share and per share data)*

| For the years ended: | **2003** | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|---|
| RESULTS OF OPERATIONS: | | | | | | |
| Net interest income | $ **8,906** | $ 8,633 | $ 8,236 | $ 7,870 | $ 6,699 | $ 5,987 |
| Provision for loan losses | **20** | 393 | 342 | 335 | 240 | 335 |
| Non-interest income | **1,715** | 1,646 | 1,309 | 893 | 941 | 878 |
| Non-interest expense | **6,244** | 5,862 | 5,224 | 5,061 | 4,614 | 4,100 |
| Provision for income tax | **1,446** | 1,275 | 1,379 | 1,160 | 976 | 843 |
| | $ **2,911** | $ 2,744 | $ 2,600 | $ 2,207 | $ 1,810 | $ 1,587 |
| SELECTED AVERAGE BALANCES: | | | | | | |
| Assets | $ **195,177** | $ 164,200 | $ 147,807 | $ 135,924 | $ 123,202 | $ 107,202 |
| Loans, net of unearned fees | **123,044** | 116,867 | 100,605 | 86,547 | 73,222 | 70,838 |
| Deposits | **171,620** | 143,228 | 129,534 | 120,135 | 109,801 | 95,819 |
| Shareholders' equity | **20,232** | 17,964 | 15,121 | 12,984 | 11,490 | 9,976 |
| PER SHARE DATA: | | | | | | |
| Basic net income | $ **2.00** | $ 1.87 | $ 1.77 | $ 1.49 | $ 1.21 | $ 1.06 |
| Fully diluted net income | $ **1.83** | $ 1.72 | $ 1.66 | $ 1.45 | $ 1.19 | $ 1.05 |
| Period end book value | $ **14.73** | $ 13.09 | $ 11.36 | $ 9.67 | $ 8.10 | $ 7.16 |
| Weighted average shares outstanding | **1,457,431** | 1,464,344 | 1,473,151 | 1,478,573 | 1,497,447 | 1,502,803 |
| FINANCIAL RATIOS: | | | | | | |
| Return on average assets | **1.49%** | 1.67% | 1.76% | 1.62% | 1.47% | 1.48% |
| Return on average shareholders' equity | **14.39%** | 15.27% | 17.19% | 17.00% | 15.75% | 15.91% |
| Net yield on earning assets | **5.24%** | 6.06% | 6.25% | 6.49% | 6.04% | 6.22% |
| Cost Control ratio | **56.95%** | 55.07% | 52.72% | 55.06% | 58.52% | 57.97% |
| Average shareholders' equity to average assets | **10.37%** | 10.94% | 10.23% | 9.55% | 9.33% | 9.31% |
| CAPITAL RATIOS: | | | | | | |
| Risk-based capital: | | | | | | |
| Tier I | **12.81%** | 12.31% | 11.81% | 12.78% | 12.36% | 12.57% |
| Total | **14.07%** | 13.57% | 13.07% | 14.04% | 13.62% | 13.83% |
| Leverage ratio | **10.50%** | 10.62% | 10.38% | 10.11% | 9.54% | 9.55% |
| CREDIT QUALITY: | | | | | | |
| Net charge-offs to average loans | **0.14%** | 0.02% | 0.05% | -0.04% | 0.04% | 0.09% |
| Allowance for possible loan losses to period end loans | **2.15%** | 2.17% | 2.25% | 2.29% | 2.19% | 2.12% |

**Dear Shareholders:**

Your community bank and holding company, Sonoma Valley Bancorp, had net earnings for the year of $2,911,000, or $2.00 per share in 2003 compared to $2,744,000 or $1.87 per share one year ago, a 6% growth. Based upon year end information, the annualized Return on Average Assets was 1.49% and the annualized Return on Average Equity was 14.39%. Book value for the outstanding shares of stock as of year end was $14.73, an increase of 12.5% over 2002.

Total assets grew to $205 Million at December 31, 2003, an increase of 12.3% over 2002. Deposits also grew 13% to $180 Million from $160 Million in 2002. Total loans net of unearned loan fees and allowance for loan losses were $120 Million, a decline of $5 Million over 2002, a 4% decrease.

For the tenth year, Findley Reports, Inc., the California Bank Rating Company named Sonoma Valley Bancorp to its list of **SUPER PREMIER PERFORMING BANKS** in 2003. Bauer Financial again awarded the Bancorp with its highest designation, **FIVE STAR**, noting the strength and earnings performance of the bank. This is the tenth year Sonoma Valley Bancorp has earned this recognition.

We would like to thank our shareholders, dedicated team members and loyal customers for their continued confidence.

Bob Nicholas
*Chairman of the Board*

Mel Switzer, Jr.
*President & CEO*

# Business

## General

Sonoma Valley Bancorp ("Company") is a single-bank holding company. The business operations of the Company continue to be conducted through its wholly-owned subsidiary, Sonoma Valley Bank ("Bank"), which began commercial lending operations on June 3, 1988. In addition to its main branch located in Sonoma, California, the Bank also operates a second branch office located in Glen Ellen, California. In March 2004, the Bank opened a branch, Banco de Sonoma, located in Boyes Hot Springs, California. The following discussion, therefore, although presented on a consolidated basis, analyzes the financial conditions and results of operations of the Bank for the twelve month period ended December 31, 2003.

## Primary Services

The Bank emphasizes the banking needs of small to medium-sized commercial businesses, professionals and upper middle to high income individuals and families in its primary service area of Sonoma, California and the immediate surrounding area.

The Bank offers depository and lending services keyed to the needs of its business and professional clientele. These services include a variety of demand deposit, savings and time deposit account alternatives, all insured by the FDIC up to its applicable limits. Special merchant and business services, such as coin, night depository, courier, on line cash management and merchant teller are available. The Bank offers bank by mail service, drive-up ATM service, extended hours including Saturday banking, drive-up windows and telephone voice response. In 2003, the bank began offering Internet Banking to its customer base. The initial customers using the product were existing Cash Management Commercial customers and by mid-year the bank offered Internet Banking to its entire customer base with products for both commercial and individual customers. The Bank's lending activities are directed primarily towards granting short and medium-term commercial loans, augmented by customized lines of credit, for such purposes as operating capital, business and professional start-ups, inventory, equipment, accounts receivable, credit cards, and interim construction financing, personal loans and loans secured by residential real estate.

With the opening of our third Branch office, Banco de Sonoma in March 2004, the Bank is offering additional services to the Latino community in our market place. In 2003, the Bank installed a bilingual ATM machine, and has bilingual officers and customer service employees. All of the employees at the Banco de Sonoma Office are bilingual.

The business of the Bank is not seasonal. The Bank intends to continue with the same basic commercial banking activities it has operated with since beginning operations June 3, 1988. Retail deposit gathering activities at the branches comprise the bulk of sources for lending. The Bank has approved borrowing levels at the Federal Home Bank for temporary funding needs.

# Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

***The year ended December 31, 2003 versus December 31, 2002***

The business operations of the Company continue to be conducted through its wholly-owned subsidiary, Sonoma Valley Bank ("Bank"), which began commercial lending operations on June 3, 1988. Accordingly, the following discussion and analysis of the financial condition and the results of operations should be read in conjunction with the financial statements and notes included elsewhere in this annual report. Per share amounts for prior years have been adjusted for the Bank's prior 2 for 1 stock split declared March 18, 1998, 10% stock dividends declared June 18, 1997 and May 22, 1996 and 5% stock dividends declared in June 2003, June 2002, July 2001, August 2000, July 1999, January and August, 1995, July 1994, June 1993 and May, 1992. The continual growth and success of the company is dependent upon a stable economy, an increasing deposit base in the valley and economically viable technology to enhance customer service. Expansion of services in the valley such as the opening of a new branch, the placement of a remote ATM in the local hospital, and the deployment of wire transfer services through an international network are some of the strategies for our continual successful performance. We continue to believe that community banking, through providing useful services in niche markets will prosper in spite of the consolidation taking place in the industry.

## Critical Accounting Policies

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. A summary of the Company's most significant accounting policies is contained in Note A to the consolidated financial statements. The Company considers its most critical accounting policies to consist of the allowance for loan and lease losses and the estimation of fair value, which are separately discussed below.

***Allowance for Loan and Lease Losses.*** The allowance for loan and lease losses represents management's best estimate of inherent losses in the existing loan portfolio. The allowance for loan and lease losses is increased by the provision for losses on loans and leases charged to expense and reduced by loans and leases charged off, net of recoveries. The provision for loan and lease losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans and leases, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan and lease loss experience, the level of classified and nonperforming loans and the results of regulatory examinations.

The Company's Audit Committee engages experienced independent loan portfolio review professionals many of which are former bank examiners. The Audit Committee determines the scope of such reviews and will provide the report of findings to the Board's Loan Committee after they have accepted it. These reviews are supplemented with periodic reviews by the Company's credit review function, as well as periodic examination of both selected credits and the credit review process by the applicable regulatory agencies. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss of risk that should be recognized.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the conditions of the various markets in which collateral may be sold may all affect the required level of the allowance for loan and lease losses and the associated provision for loan and lease losses.

***Estimation of Fair Value.*** Accounting principles generally accepted in the United States require that certain assets and liabilities be carried on the Consolidated Balance Sheet at fair value or at the lower of cost or fair value. Furthermore, the fair value of financial instruments is required to be disclosed as a part of the notes to the consolidated financial statements for other assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates, the shape of yield curves and the credit worthiness of counterparties.

Fair values for the majority of the Company's available for sale investment securities are based on quoted market prices. In instances where quoted market prices are not available, fair values are based on the quoted prices of similar instruments with adjustment for relevant distinctions. For trading account assets, fair value is estimated giving consideration to the contractual interest rates, weighted average maturities and anticipated prepayment speeds of the underlying instruments and market interest rates.

## *Overview*

Net income for 2003 was $2,911,007 compared with earnings of $2,744,333 in 2002. Basic earnings per share for 2003 was $2.00 compared with $1.87 in 2002. Return on average shareholders' equity declined to 14.39% in 2003 compared to 15.27% in 2002. Return on average total assets for 2003, 2002 and 2001 were 1.49%, 1.67% and 1.76%, respectively.

While the Bank continues to enjoy increased earnings over the last three years, the Bank's growth in assets has exceeded the earnings growth. Earnings growth has been impacted by the decline in net interest margins, which is a combination of increased rate competition for loans and the lower market rates for investment securities. Retaining all of the Bank's earnings in its capital accounts has resulted in the decline in the return of equity, as the capital accounts increase at a faster growth rate than the increase in net income. The capital planning strategy going forward will deploy both a repurchase of shares strategy with a cash dividend policy intended to better manage an adequate capital level.

At December 31, 2003, total assets were $205.1 million, a 12.3% increase over the $182.6 million at December 31, 2002. The Company showed loans net of unearned fees of $122.5 million in 2003, compared with $128.1 million at year-end 2002, a decline of 4.4%. Deposits increased, growing 12.6%, from $160.0 million at year-end 2002 to $180.1 million at year-end 2003. The loan-to-deposit ratio declined to 68.0% in 2003 from 80.0% in 2002. The decline in loans and the loan-to-deposit ratio is reflective of management's attention to the risk associated with making long term fixed rate loans at low interest rates and increased attention to loan quality due to concern about the economy.

The company has acquired additional software to accommodate maintaining a portfolio of adjustable rate residential loans, which was not an option previously. Additionally, the bank has enhanced its ability to engage in mortgage origination for the secondary market, and will be using the increased liquidity for warehousing product available for sale. This activity is expected to enhance earnings for the company.

## *Net Interest Income*

Net interest income is the difference between total interest income and total interest expense. Net interest income, adjusted to a fully taxable equivalent basis, increased $250,000 to $9.3 million, up 2.8% from 2002 net interest income of $9.0 million. Net interest income on a fully taxable equivalent basis, as shown on the table - Average Balances, Yields and Rates Paid (page 5), is higher than net interest income on the statements of operations because it reflects adjustments applicable to tax-exempt income from certain securities and loans ($343,000 in 2003 and $366,000 in 2002, based on a 34% federal income tax rate).

The increase in net interest income (stated on a fully taxable equivalent basis) was the net effect of a small increase of $13,000 in interest income and a $237,000 decrease in interest expense, which is a result of deposit rates declining faster than loan rates. Declining rates influenced net interest income in spite of the growth in earning assets. The decline in interest expense is expected to plateau as the effective interest cost for the Bank is not expected to decline further. This combination of increased rate competition for loans and investments with an inability to lower interest costs will likely result in a flat earnings environment.

Net interest income (stated on a fully taxable equivalent basis) expressed as a percentage of average earning assets, is referred to as net interest margin. The Company's net interest margin declined 82 basis points to 5.24% in 2003 from 6.06% in 2002.

## *Interest Income*

As previously stated, interest income (stated on a fully taxable equivalent basis) increased by $13,000 to $11.0 million in 2003, a .12% increase over the $10.9 million realized in 2002.

The $13,000 increase was the net effect of an 11.0% increase in average earning assets to $176.6 million offset by a 117 basis point decline in average yield for the year.

## *Interest Expense*

Total interest expense declined by $237,000 to $1.7 million. The average rate paid on all interest-bearing liabilities was 1.28%, compared to 1.78% in 2002. Average balances increased from $110.4 million to $134.1 million, a 21.5% gain.

The gain in volume of average balances was responsible for a $279,000 increase in interest expense offset by a $516,000 decrease related to lower interest rates paid for a net decrease of $237,000. The lower rates paid on interest-bearing liabilities is a result of a declining interest rate environment.

Individual components of interest income and interest expense are provided in the table - Average Balances, Yields and Rates Paid on page 5.

## *Provision for Loan Losses*

The provision for loan losses charged to operations is based on the Bank's monthly evaluations of the loan portfolio and the adequacy of the allowance for loan losses in relation to total loans outstanding. The provisions to the allowance for loan losses amounted to $20,000 in 2003 and $393,000 in 2002. The decrease in the provision is the result of management's evaluation and assessment of the loan portfolio and the decline in loan growth.

Loans charged-off, net of recoveries, resulted in losses totaling $167,000 in 2003 and $27,000 in 2002. The increase in charge-offs reflects loan problems related to the economic downturn. Refer to page 19, Note D for an analysis of the changes in the allowance for loan and lease losses.

### *Non-interest Income*

Non-interest income of $1.7 million increased 4.5% in comparison with the $1.6 million recorded in 2002. The increase was primarily due to a $70,000 increase in service charges on deposit accounts.

### *Non-interest Expense*

Total non-interest expense increased 6.5% to $6.2 million in 2003 from $5.9 million in 2002. Non-interest expense represented 3.2% of average total assets in 2003 and 3.6% in 2002. The expense/asset ratio is a standard industry measurement of a bank's ability to control its overhead or non-interest costs. During 2004, the Company will continue to emphasize cost controls. Certain costs are not controllable by management. Refer to Note I, page 21, for a detailed description of Non-Interest Income and Non-Interest Expense.

### *Salaries and Benefits*

Salaries and benefits increased 1.5% from $3.4 million in 2002 to $3.5 million in 2003. The 2003 increase reflects normal merit increases and employee incentives paid as a result of the Company's earnings in 2003. Additionally, there were significant increases in workers compensation and employee medical benefits. At December 31, 2003 and 2002 total full-time equivalent employees were 49 and 44 respectively. Year-end assets per employee were $4.2 million in 2003 and 2002 compared to $3.3 million in 2001.

### *Premises and Equipment*

Expenses related to premises and equipment increased by 24.4% to $769,000 in 2003 from $618,000 in 2002. Building lease expense on three locations and storage units increased to $289,000 in 2003 from $278,000 in 2002. Lease income for 2003 totaled $17,000 compared to lease income of $17,000 in 2002. The increase in premises and equipment expense is the result of the renovation and remodeling of the Operations Center and Sonoma Main Office facility.

### *Other Non-interest Expense*

Other non-interest expense increased by 9.9% to $2.0 million in 2003 from $1.8 million in 2002. The increase was the result of a 22.2% increase in professional fees. Professional fees is the largest category of other non-interest expense, primarily comprised of accounting, legal and other professional fees. These services increased by $210,000 to $1,153,000 in 2003 from $944,000 in 2002. This increase is the result of the additional regulatory requirements as a result of Sarbanes-Oxley and the U.S. Patriot Act. Increases in other catagories reflect the increased growth and volume of business in general.

### *Provision for Income Taxes*

The provision for income taxes increased to an effective tax rate of 33.2% in 2003 compared with 31.7% in 2002

## Balance Sheet Analysis

### *Investment Securities*

Securities are classified as held to maturity if the Company has both the intent and the ability to hold these securities to maturity. As of December 31, 2003, the Company had securities totaling $16.6 million with a market value of $17.0 million categorized as held to maturity. Decisions to acquire municipal securities, which are generally placed in this category, are based on tax planning needs and pledge requirements.

Securities are classified as available for sale if the Company intends to hold these debt securities for an indefinite period of time, but not necessarily to maturity. Investment securities which are categorized as available for sale are acquired as part of the overall asset and liability management function and serve as a primary source of liquidity. Decisions to acquire or dispose of different investments are based on an assessment of various economic and financial factors, including, but not limited to, interest rate risk, liquidity and capital adequacy. Securities held in the available for sale category are recorded at market value, which is $20.1 million compared to an amortized cost of $20.1 million as of December 31, 2003.

At year end 2003 the overall portfolio had a market value of $37.2 million compared with an amortized cost of $36.6 million. Investment securities increased 166.8% to $36.7 million from $13.7 million in 2002. The Company purchases securities rated A or higher by Standard and Poor's and/or Moody's Investors Service. At year end the Company had two securities totaling $656,000 with ratings below A, both mature in 2004. Tax-exempt bonds are occasionally purchased without an A rating. In the opinion of management, there was no investment in securities at December 31, 2003 that would constitute a material credit risk to the Company.

The table below shows the components of the investment portfolio and average yields. For further information concerning the Company's total securities portfolio, including market values and unrealized gains and losses, refer to Note C of the Notes to Consolidated Financial Statements on page 19.

| | Twelve months ended 12/31/03 | | Twelve months ended 12/31/02 | |
|---|---|---|---|---|
| | **Average Balance** | **Average Yield** | Average Balance | Average Yield |
| U.S. Treasury securities | **$ 780** | **1.8%** | $ 2,529 | 6.0% |
| U.S. federal agency issues | **9,263** | **2.9%** | 1,596 | 6.1% |
| State, county and municipal issues | **11,662** | **6.4%** | 11,105 | 7.1% |
| Corporate securities | **1,050** | **6.4%** | 1,904 | 6.1% |
| Total investment securities | **$22,755** | 4.8% | $17,134 | 6.7% |

# Average Balances/Yields and Rates Paid

*Rate/Volume*

| | Twelve Months Ended 12/31/03 | | | Twelve Months Ended 12/31/02 | | | Twelve Months Ended 12/31/01 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Income/ Expense (Dollars in thousands) | Yield/ Rate | Average Balance | Income/ Expense (Dollars in thousands) | Yield/ Rate | Average Balance | Income/ Expense (Dollars in thousands) | Yield/ Rate |
| **ASSETS** | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans (2): | | | | | | | | | |
| Commercial | $ 85,965 | $ 6,493 | 7.55% | $ 75,696 | $ 5,978 | 7.90% | $ 61,888 | $ 5,582 | 9.02% |
| Consumer | 11,632 | 889 | 7.64% | 13,186 | 1,098 | 8.33% | 14,583 | 1,370 | 9.39% |
| Real estate construction | 18,781 | 1,530 | 8.15% | 19,040 | 1,689 | 8.87% | 12,393 | 1,279 | 10.32% |
| Real estate mortgage | 3,820 | 333 | 8.72% | 5,732 | 481 | 8.39% | 8,983 | 823 | 9.16% |
| Tax exempt loans (1) | 3,147 | 263 | 8.36% | 3,367 | 285 | 8.46% | 2,566 | 220 | 8.57% |
| Leases | 67 | 22 | 32.84% | 164 | 27 | 16.46% | 409 | 42 | 10.27% |
| Tax exempt leases (1) | 47 | 10 | 21.28% | 106 | 15 | 14.15% | 165 | 15 | 9.09% |
| Unearned loan fees | (416) | | | (424) | | | (382) | | |
| Total loans | 123,043 | 9,540 | 7.75% | 116,867 | 9,573 | 8.19%% | 100,605 | 9,331 | 9.27% |
| Investment securities: | | | | | | | | | |
| Available for sale: | | | | | | | | | |
| Taxable | 11,093 | 352 | 3.17% | 6,029 | 365 | 6.05% | 16,420 | 1,001 | 6.10% |
| Tax-exempt (1) | 0 | 0 | 0.00% | 0 | 0 | 0.00% | 0 | 0 | 0.00% |
| Hold to maturity: | | | | | | | | | |
| Taxable | 392 | 13 | 3.32% | 201 | 13 | 6.47% | 203 | 13 | 6.40% |
| Tax-exempt (1) | 11,270 | 736 | 6.53% | 10,904 | 777 | 7.13% | 11,779 | 837 | 7.11% |
| Total investment securities | 22,755 | 1,101 | 4.84% | 17,134 | 1,155 | 6.74% | 28,402 | 1,851 | 6.51% |
| Federal funds sold | 30,318 | 318 | 1.05% | 14,053 | 216 | 1.54% | 8,219 | 286 | 3.48% |
| FHLB Stock | 288 | 13 | 4.51% | 275 | 15 | 5.45% | 261 | 15 | 5.75% |
| Total Due from Banks/Interest bearing | 202 | 1 | 0.50% | 73 | 1 | 1.37% | 11 | 0 | 2.73% |
| Total interest-earning assets | 176,606 | $ 10,973 | 6.21% | 148,402 | $ 10,960 | 7.39% | 137,498 | $ 11,483 | 8.35% |
| Non-interest-bearing assets: | | | | | | | | | |
| Reserve for loan losses | (2,772) | | | (2,547) | | | (2,263) | | |
| Cash and due from banks | 9,090 | | | 7,600 | | | 6,620 | | |
| Premises and equipment | 1,120 | | | 705 | | | 620 | | |
| Other assets | 11,133 | | | 10,040 | | | 5,332 | | |
| **Total assets** | $195,177 | | | $164,200 | | | $147,807 | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | | |
| Interest-bearing transaction | $ 29,819 | $ 51 | 0.17% | $ 23,794 | $ 84 | 0.35% | $ 21,940 | $ 149 | 0.68% |
| Savings deposits | 59,266 | 466 | 0.79% | 48,052 | 656 | 1.37% | 42,074 | 997 | 2.37% |
| Time deposits over $100,000 | 19,794 | 477 | 2.41% | 18,362 | 547 | 2.98% | 16,739 | 845 | 5.05% |
| Other time deposits | 25,209 | 730 | 2.90% | 20,155 | 674 | 3.34% | 18,913 | 885 | 4.68% |
| Total interest-bearing deposits | 134,088 | 1,724 | 1.28% | 110,363 | 1,961 | 1.78% | 99,666 | 2,876 | 2.89% |
| Federal funds purchased | 0 | 0 | 0.00% | 0 | 0 | 0.00% | 0 | 0 | 0.00% |
| Other short term borrowings | 3 | 0 | 0.00% | 0 | 0 | 0.00% | 174 | 7 | 4.02% |
| Total interest-bearing liabilities | 134,091 | $ 1,724 | 1.28% | 110,363 | $ 1,961 | 1.78% | 99,840 | $ 2,883 | 2.89% |
| Non-interest-bearing liabilities: | | | | | | | | | |
| Non-interest bearing demand deposits | 37,531 | | | 32,865 | | | 29,868 | | |
| Other liabilities | 3,323 | | | 3,008 | | | 2,978 | | |
| Shareholders' equity | 20,232 | | | 17,964 | | | 15,121 | | |
| **Total liabilities and shareholders' equity** | $195,177 | | | $164,200 | | | $147,807 | | |
| Interest rate spread | | | 4.93% | | | 5.61% | | | 5.46% |
| Interest income | | $ 10,973 | 6.21% | | $ 10,960 | 7.39% | | $ 11,483 | 8.35% |
| Interest expense | | 1,724 | 0.98% | | 1,961 | 1.32% | | 2,883 | 2.10% |
| Net interest income/margin | | $ 9,249 | 5.24% | | $ 8,999 | 6.06% | | $ 8,600 | 6.25% |

(1) Fully tax equivalent adjustments are based on a federal income tax rate of 34% in 2003, 2002 and 2001.

(2) Non-accrual loans have been included in loans for the purposes of the above presentation. Loan fees of approximately $405,000, $343,000 and $334,000 for the twelve months ended December 31, 2003, 2002 and 2001, respectively, were amortized to the appropriate loan interest income categories.

## *Loans*

A comparative schedule of average loan balances is presented in the table on page 5; year-end balances are presented in Note D to the Consolidated Financial Statements page 19.

Loan balances, net of deferred loan fees at December 31, 2003, were $122.5 million, a decrease of 4.4% over 2002. Commercial loans, comprising 75.0% of the portfolio, increased $2.7 million, or 3.0% over 2002. This increase represents the only category of loans showing growth in 2003. Included in commercial loans are loans made for commercial purposes and secured by real estate.

Real Estate Construction loans declined $2.8 million, or 14.7% over 2002 balances. Consumer loans, including home equity loans, decreased $1.6 million or 12.1% over 2002 balances while real estate mortgage loans declined $3.7 million or 62.3%. In 1997 the Company offered leasing opportunities to small businesses. Lease financing receivables for year end 2003 decreased $94,000 or 54.0%.

## *Risk Elements*

The majority of the Company's loan activity is with customers located within Sonoma County. Approximately 84% of the total loan portfolio is secured by real estate located in the Company's service area (see Note P, on page 23 and 24 of the Consolidated Financial Statements, Concentration of Credit Risk).

Significant concentrations of credit risk may exist if a number of loan customers are engaged in similar activities and have similar economic characteristics. The Company believes that it has policies in place to identify problem loans and to monitor concentrations of credits of loan customers engaged in similar activities.

## *Commitments and Letters of Credit*

Loan commitments are written agreements to lend to customers at agreed upon terms provided there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Loan commitments may have variable interest rates and terms that reflect current market conditions at the date of commitment. Because many of the commitments are expected to expire without being drawn upon, the amount of total commitments does not necessarily represent the Company's anticipated future funding requirements. Unfunded loan commitments were $35.3 million at December 31, 2003 and $30.4 million at December 31, 2002.

Standby letters of credit commit the Company to make payments on behalf of customers when certain specified events occur. Standby letters of credit are primarily issued to support customers' financing requirements of twelve months or less and must meet the Company's normal policies and collateral requirements. Standby letters of credit outstanding were $725,000 at December 31, 2003 and $589,000 at December 31, 2002.

## *Nonperforming Assets*

Management classifies all loans as non-accrual loans when they become more than 90 days past due as to principal or interest, or when the timely collection of interest or principal becomes uncertain, if earlier, unless they are adequately secured and in the process of collection.

A loan remains in a non-accrual status until both principal and interest have been current for six months and meets cash flow or collateral criteria or when the loan is determined to be uncollectible and is charged off against the allowance for loan losses, or in the case of real estate loans, is transferred to other real estate owned. A loan is classified as a restructured loan when the interest rate is materially reduced, when the term is extended beyond the original maturity date or other concessions are made by the Company because of the inability of the borrower to repay the loan under the original terms.

The Company had $1.2 million in non-accrual status at December 31, 2003 and $897,000 at December 31, 2002. There were $1.2 million in loans 90 days or more past due at December 31, 2003 and $796,000 in loans 90 days or more past due at December 31, 2002.

## *Allowance for Loan Losses*

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by charge-offs, net of recoveries. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

The review process is intended to identify loan customers who may be experiencing financial difficulties. In these circumstances, a specific reserve allocation or charge-off may be recommended. Other factors considered by management in evaluating the adequacy of the allowance include: loan volume, historical net loan loss experience, the condition of industries and geographic areas experiencing or expected to experience economic adversities, credit evaluations, and current economic conditions. The allowance for loan losses is not a precise amount, but based on the factors above, represents management's best estimate of losses that may be ultimately realized from the current loan portfolio.

Worsening conditions in certain economic sectors and geographic areas could adversely affect the loan portfolio, necessitating larger provisions for loan losses than currently estimated. However, as of December 31, 2003, the Company believes its overall allowance for loan losses is adequate based on its analysis of conditions at that time.

At December 31, 2003, the allowance for loan losses was $2.6 million, or 2.2% of year end loans, compared with $2.8 million or 2.2% of year end loans at December 31, 2002. Net charge-offs to average loans decreased when compared with the prior year. The Company recorded net losses of $167,000 or .14% of average loans in 2003 compared to $27,000 or .02% of average loans in 2002. The continued low level of charge-offs in 2003 reflects the Company's attention and effort in managing and collecting past due loans by encouraging the customer to bring them to a current status or to pay them off.

## *Deposits*

A comparative schedule of average deposit balances is presented in the table on page 5; year-end deposit balances are presented in the table below.

Total deposits increased $20.1 million (12.6%) in 2003, to $180.0 million. Demand deposits declined $813,000, or 2.1% in 2003. Savings deposits increased by $11.9 million, or 22.9% and interest-bearing checking increased $7.8 million or 31.8% during 2003. Other time deposits of less than $100,000 decreased $325,000, or 1.6% and time deposits over $100,000 increased $1.5 million, for an increase of 6.2% over 2002 balances.

The composition of deposits for the years ending December 31, 2003 and 2002 are as follows:

| | December 31, 2003 | Percentage of Total | December 31, 2002 | Percentage of Total |
|---|---|---|---|---|
| Interest bearing transaction deposits | $32,467,678 | 18.0% | $24,627,589 | 15.4% |
| Savings deposits | 63,680,697 | 35.4% | 51,802,714 | 32.4% |
| Time deposits, $100,000 and over | 25,565,347 | 14.7% | 25,018,603 | 15.6% |
| Other time deposits | 19,453,317 | 10.8% | 19,778,540 | 12.4% |
| Total interest bearing deposits | 142,167,039 | 78.9% | 121,227,446 | 75.8% |
| Noninterest-bearing deposits | 37,947,577 | 21.1% | 38,760,806 | 24.2% |
| Total deposits | $180,114,616 | 100.0% | $159,988,252 | 100.0% |

## *Capital*

The Bank is subject to FDIC regulations governing capital adequacy. The FDIC has adopted risk-based capital guidelines which establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. Under the current guidelines, as of December 31, 2003, the Bank was required to have minimum Tier I and total risk-based capital ratios of 4% and 8% respectively. To be well capitalized under Prompt Corrective Action Provisions requires minimum Tier I and total risk-based capital ratios should be 6% and 10% respectively.

The FDIC has also adopted minimum leverage ratio guidelines for compliance by banking organizations. The guidelines require a minimum leverage ratio of 4 percent of Tier 1 capital to total average assets. Banks experiencing high growth rates are expected to maintain capital positions well above the minimum levels. The leverage ratio in conjunction with the risk-based capital ratio constitute the basis for determining the capital adequacy of banking organizations.

Based on the FDIC's guidelines, the Bank's total risk-based capital ratio at December 31, 2003 was 13.44% and its Tier 1 risk-based capital ratio was 12.18%. The Bank's leverage ratio was 10.00%. All the ratios exceed the minimum guidelines of 8.00%, 4.00% and 4.00%, respectively. The ratios for the Holding Company at December 31, 2002 were 13.57%, 12.31% and 10.62%, respectively. The capital ratios for the Holding Company at December 31, 2003, were 14.07%, 12.81% and 10.49% respectively.

In February 2001, the Company approved a program to repurchase Sonoma Valley Bancorp stock up to $1 million and in August 2002 the Company approved the repurchase of an additional $1 million Sonoma Valley Bancorp stock. As of December 31, 2003, $1,448,737 was purchased and retired. The Company is continuing to repurchase Sonoma Valley Bancorp stock up to the authorized amount.

Management believes that the Bank's current capital position, which exceeds guidelines established by industry regulators, is adequate to support its business.

## *Off Balance Sheet Commitments*

The Company's off balance sheet commitments consist of commitments to extend credit and standby letters of credit. These commitments are extended to customers in the normal course of business and are described in Note O to the Consolidated Financial Statements on page 23. The Company also has contractual obligations consisting of operating leases for various facilities and payments to participants under the Company's supplemental executive retirement plan and deferred compensation plan, which are described in Note H.

The following table summarizes the Company's contractual obligations as of December 31, 2003.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Operating Lease Obligations | $1,623,625 | $302,802 | $582,837 | $594,949 | $ 143,037 |
| Executive Officer Supplemental Retirement | 1,733,623 | 5,000 | 29,502 | 186,543 | 1,512,578 |
| Deferred Compensation | 989,788 | 12,189 | 16,844 | 106,504 | 853,621 |

## *Liquidity Management*

The Company's liquidity is determined by the level of assets (such as cash, federal funds sold and available-for-sale securities) that are readily convertible to cash to meet customer withdrawal and borrowing needs. Deposit growth also contributes to the Company's liquidity needs. The Company's liquidity position is reviewed by management on a regular basis to verify that it is adequate to meet projected loan funding and potential withdrawal of deposits. The Company has a comprehensive Asset and Liability Policy which it uses to monitor and determine adequate levels of liquidity. At year end 2003, the Company's liquidity ratio (adjusted liquid assets to deposits and short term liabilities) was 29.03% compared to 20.39% and 21.08% at year end 2002 and 2001, respectively. Management expects that liquidity will remain adequate throughout 2004, as loans are not expected to grow significantly more than deposits, and excess funds will continue to be invested in quality liquid assets.

## *Market Risk Management*

***Overview***: Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. Sonoma Valley Bank has an Asset and Liability Management Committee (ALCO) that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

***Asset/Liability Management.*** Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against four interest rate scenarios. The scenarios include a 100 and 200 basis point rising rate forecasts, a flat rate forecast and a 100 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The Company's 2004 net interest income, as forecast below, was modeled utilizing a forecast balance sheet projected from year-end 2003 balances. The following table summarizes the effect on net interest income (NII) of a ±100 and ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

**Interest Rate Risk Simulation of Net Interest Income as of December 31, 2003 *(In thousands)***

| Variation from a constant rate scenario | Change in NII |
|---|---|
| +200bp | $948 |
| +100bp | 434 |
| -100bp | (328) |

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

***Interest Rate Sensitivity Analysis.*** Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

The following table sets forth the dollar amounts of maturing and/or repricing assets and liabilities for various periods. This does not include the impact of prepayments or other forms of convexity caused by changing interest rates. Historically, this has been immaterial and estimates for them are not included.

The Company has more liabilities than assets repricing during the next year. However, because the Company's asset rates change more than deposit rates, the Company's interest income will change more than cost of funds when rates change. Its net interest margin should therefore increase somewhat when rates increase and shrink somewhat when rates fall.

The Company controls its long term interest rate risk by keeping long term fixed rate assets (longer than 5 years) less than its long term fixed rate funding, primarily demand deposit accounts and capital. The following table sets forth cumulative maturity distributions as of December 31, 2003 for the Company's interest-bearing assets and interest-bearing liabilities, and the Company's interest rate sensitivity gap as a percentage of total interest-earning assets. The table shows $72.5 million in fixed rate loans over 5 years. Many variable rate credit lines reached floors in 2003, and were reclassified to the fixed rate category. As soon as interest rates increase, the loans will no longer be at floors and will be reclassified back to the floating rate category.

(Dollars in thousands)

| December 31, 2003 | 3 months | 12 months | 3 years | 5 years | 15 years | >15 years | Totals |
|---|---|---|---|---|---|---|---|
| ASSETS: | | | | | | | |
| Fixed rate investments | $ 300 | $ 3,977 | $11,268 | $ 4,858 | $15,298 | $ 977 | $ 36,678 |
| Variable rate investments | | | | | | 295 | 295 |
| Fixed rate loans | 11,452 | 12,844 | 11,686 | 30,199 | 39,608 | 2,696 | 108,485 |
| Variable rate loans | 13,191 | 0 | 0 | 0 | 0 | 0 | 13,191 |
| Interest-bearing balances | 35 | | | | | | 35 |
| Fed funds sold | 25,220 | | | | | | 25,220 |
| Interest-bearing assets | $50,198 | $16,821 | $22,954 | $35,057 | $54,906 | $3,968 | $183,904 |
| LIABILITIES: | | | | | | | |
| Interest-bearing transaction deposits | $32,468 | | | | | | $32,468 |
| Savings deposits | 63,681 | | | | | | 63,681 |
| Time deposits | | | | | | | |
| Fixed rate >100m | 5,933 | $13,199 | $5,251 | $2,254 | | | 26,637 |
| Fixed rate <100m | 5,437 | 8,743 | 4,114 | 1,043 | | | 19,337 |
| Floating rate >100m | | | | | | | 0 |
| Floating rate <100m | 44 | | | | | | 44 |
| Borrowings | 0 | | | | | | 0 |
| Interest-Bearing Liabilities | $107,563 | $21,942 | $ 9,365 | $ 3,297 | $ 0 | $ 0 | $142,167 |
| Rate Sensitivity Gap | (57,365) | (5,121) | 13,589 | 31,760 | 54,906 | 3,968 | |
| Cumulative Rate Sensitivity Gap | (57,365) | (62,486) | (48,897) | (17,137) | 37,769 | 41,737 | |
| Cumulative Position to Total Assets | (27.97%) | (30.47%) | (23.84%) | (8.36%) | 18.41% | 20.34% | |

## *Inflation*

Assets and liabilities of a financial institution are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on the Company's net interest income. The Company attempts to limit inflation's impact on rates and net income margins by minimizing its effect on these margins through continuing asset/liability management programs.

# Management's Discussion and Analysis

*The Year Ended December 31, 2002 versus December 31, 2001*

## Summary

Net income for 2002 was $2.7 million compared with $2.6 million in 2001. Basic earnings per share for 2002 were $1.87 compared with $1.77 in 2001. Return on average assets was 1.67% in 2002 compared with 1.76% the previous year, while return on average equity was 15.27% in 2002 and 17.19% for the previous year.

Total assets reached $182.6 million in 2002, an 16.0% increase over the $157.4 million at December 31, 2001. Loans increased 19.2% to $128.1 million, compared with $107.4 million at year-end 2001. Deposits also increased, growing 16.2% from $137.7 million at year-end 2001 to $160.0 million at year-end 2002. The loan-to-deposit ratio increased from 78.1% to 80.0%.

## Net Interest Income

Net interest income on a fully tax equivalent basis increased by $399,000 to $9.0 million in 2002, up 4.6% from 2001 net interest income of $8.6 million. The net interest margin for 2002 decreased to 6.06% from 6.25% for the previous year. Individual components of interest income and interest expense are provided in the table - Average Balances, Yields and Rates Paid on page 5.

## Interest Income

Interest income decreased by $523,000 to $11.0 million for a 4.6% decline over the $11.5 million realized in 2001. The volume of earning assets increased by 7.9% to $148.4 million from $137.5 million in 2001, while the yield on average earning assets declined 97 basis points.

## Interest Expense

Interest expense decreased by $922,000 to $2.0 million in 2002 from $2.9 million in 2001. The average rate paid on all interest-bearing liabilities decreased from 2.89% in 2001 to 1.78% in 2002 while average balances increased from $99.8 million to $110.4 million, a 10.5% gain over 2001. The gain in volume of average balances was responsible for a $186,000 increase in interest expense and higher interest rates paid resulted in a decrease of $1,108,000 for a total decrease of $922,000. The higher rates paid on interest bearing liabilities is the result of a raising rate environment.

## Provision for Loan Losses

The provision for loan losses was $393,000 in 2002 and $342,000 in 2001. The increase in the provision is primarily the result of loan growth and management's evaluation and assessment of the loan portfolio. Loans charged off, net of recoveries, resulted in losses totaling $27,000 in 2002 and losses of $47,000 in 2001. The increase in charge-offs reflects current economic conditions.

## Non-interest Income

Non-interest income increased by 25.4% to $1.6 million from $1.3 million the previous year. The increase was due to increases in all catagories of non-interest income with a 189.0% increase in other non-interest income, a 3.7% increase in service charge on deposit accounts and a 24.3% increase in other fee income.

## Non-interest Expense

Non-interest expenses increased 12.2% to $5.9 million in 2002 from $5.2 million in 2001. Non-interest expense represented 3.6% of average total assets at December 31, 2002 and 3.5% at December 31, 2001.

Salaries and benefits increased by 9.3% from $3.1 million in 2001 to $3.4 million in 2002. The 2002 increase reflects normal merit increases, incentives and other increases in employee benefits. At December 31, 2002, total full-time equivalent employees were 44 compared to 47 at December 31, 2001. Year end assets per employee were $4.2 million in 2002 compared to $3.3 million in 2001.

Expenses related to premises and equipment increased by 5.5% to $618,000 in 2002, from $586,000 in 2001. Building lease expense on three locations and storage units increased to $278,000 in 2002 from $268,000 in 2001.

Other non-interest expenses increased by 21.0% to $1.8 million in 2002 from $1.5 million in 2001. The increase was primarily the result of a 66.2% increase in professional fees. Professional fees is the largest category of other non-interest expense, primarily comprised of accounting, legal and other professional fees. These services increased by $190,000 to $478,000 in 2002 from $288,000 in 2001. Advertising/business development includes advertising, customer relations, shareholder relations, public relations, donations and civic dues and is a result of the bank's community involvement. Increases in other categories reflect the increased growth and volume of business in general.

## Provision for Income Taxes

The provision for income taxes decreased to an effective tax rate of 31.72% in 2002 compared with 34.66% in 2001.

## Quantitative and Qualitative Disclosures about Market Risk

Information regarding Quantitative and Qualitative Disclosures about Market Risk appears on page 7 through 8 under the caption "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations–Market Risk Management" and is incorporated herein by reference.

## Financial Statements and Supplementary Data

For consolidated financial statements of the Company and Subsidiary, see consolidated balance sheets as of December 31, 2003 and 2002, consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the three years ended December 31, 2003, 2002 and 2001 and notes to consolidated financial statements at pages 12 through 25 of this annual report.

## *Market for the Company's Common Stock and Related Security Holder Matters*

Following the reorganization the Company's common stock began trading on the Over the Counter Bulletin Board ("OTCBB") under the symbol "SBNK", and the Bank's stock ceased to be traded. The Company is not listed on any exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ).

Several brokers act as facilitators in the trades of Sonoma Valley Bancorp stock. They are:

A.G. Edwards
703 2nd Street, Suite 100
Santa Rosa, CA 95409
Denise Gilseth
(800) 972-4800

Paine Webber
6570 Oakmont Drive
Santa Rosa, CA 95409
John Rector
(707) 539-1500

Edward Jones
515 First Street East
Sonoma, CA 95476
Gary Scott
(707) 935-1856

Sutro & Co.
P.O. Box 2859
Big Bear Lake, CA 92315
Troy Norlander
(800) 288-2811

Hoefer and Arnett
555 Market Street, 18th floor
San Francisco, CA 94105
Lisa Gallo
(800) 346-5544

Monroe Securities
47 State Street
Rochester, NY 14614
Helen Rubeins
(888) 995-5560

Wedbush Morgan Securities
1300 S.W. Fifth Avenue, Suite 2000
Portland, OR 97201-5667
Joey Warmenhoven
(503) 224-0480

The table below summarizes those trades of the common stock as reported by OTC BB, setting forth the high and low prices for the periods shown. The stock prices have been adjusted for stock dividends.

| Quarter Ended: | High | Low |
|---|---|---|
| March 31, 2002 | $21.32 | $19.27 |
| June 30, 2002 | 27.62 | 20.51 |
| September 30, 2002 | 27.62 | 25.00 |
| December 31, 2002 | 29.47 | 25.48 |
| March 31, 2003 | $29.52 | $26.10 |
| June 30, 2003 | 29.00 | 26.67 |
| September 30, 2003 | 30.00 | 27.60 |
| December 31, 2003 | 31.00 | 28.25 |

As of March 9, 2004, there were 1,661 holders of record of the Company's common stock.

## *Payment of Dividends*

Under state law, the Board of Directors of a California state-licensed bank may declare a cash dividend, subject to the restriction that the amount available for the payment of cash dividends shall be the lesser of retained earnings of the bank or the bank's net income for its last three fiscal years (less the amount of any distributions to shareholders made during such period).

However, under the Financial Institutions Supervisory Act, the FDIC has broad authority to prohibit a bank from engaging in banking practices which it considers to be unsafe or unsound. It is possible, depending upon the financial condition of the bank in question and other factors, that the FDIC may assert that the payment of dividends or other payments by a bank is considered an unsafe and unsound banking practice and there fore, implement corrective action to address such a practice.

The Bank paid cash dividends on $300,000 on December 29, 2000, $500,000 on April 18, 2001, $500,000 on February 26, 2003 and $1,000,000 on June 18, 2003 to the Company. Future dividend payments from the Bank to the Company will depend on the Bank's future earnings and on the Bank's ability to meeting certain capital requirements and having an adequate allowance for loan losses.

The Company paid a cash dividend of $0.25 cent per share to shareholders of record as of March 1, 2004 with payment made on March 15, 2004. The Board of Directors of the Company is currently reviewing our strategic plan to utilize our capital assets in order to enhance shareholder value. One of the initiative includes review of the declaration of future cash dividends. No plan has yet been finalized.

Historically, the Company and the Bank have declared ten stock dividends of 5% each, two stock dividends of 10% in May 1996 and June 1997, one 2 for 1 stock split in March 1998 and a cash dividend in February 2004 as detailed below:

**Dividends Paid by the Bank**

| Date Declared | Record Date | Date Paid |
|---|---|---|
| May 13, 1992 | May 31, 1992 | June 15, 1992 |
| June 26, 1993 | July 15, 1993 | July 31, 1993 |
| July 20, 1994 | August 1, 1994 | August 15, 1994 |
| January 18, 1995 | February 5, 1995 | February 20, 1995 |
| August 16, 1995 | September 11, 1995 | September 29, 1995 |
| May 22, 1996 | June 14, 1996 | June 28, 1996 |
| June 18, 1997 | July 15, 1997 | August 1, 1997 |
| March 18, 1998 | April 15, 1998 | April 30, 1998 |
| July 21, 1999 | August 16, 1999 | August 31, 1999 |
| August 16, 2000 | September 8, 2000 | September 25, 2000 |

**Dividends Paid by the Company**

| Date Declared | Record Date | Date Paid |
|---|---|---|
| July 18, 2001 | August 3, 2001 | August 17, 2001 |
| June 17, 2002 | July 2, 2002 | July 16, 2002 |
| June 18, 2003 | July 2, 2003 | July 16, 2003 |
| February 18, 2004 | March 1, 2004 | March 15, 2004 |

## *Comparison of Cumulative Total Return on Investment*

There can be no assurance that our stock performance will continue into the future with the same or similar trends depicted in the graph below. The market price of our common stock in recent years has fluctuated significantly and it is likely that the price of the stock will fluctuate in the future. We do not endorse any predictions of future stock performance. Furthermore, the stock performance chart is not considered by us to be (i) soliciting material, (ii) deemed filed with the Securities and Exchange Commission, or (iii) to be incorporated by reference in any filings by us.


TOTAL RETURN PERFORMANCE
Sonoma Valley Bancorp
S&P 500*
Russell 2000
SNL <$250M Bank Index
INDEX VALUE
300
250
200
150
100
50
0
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03

| INDEX | 12/31/98 | 12/31/99 | 12/31/00 | 12/31/01 | 12/31/02 | 12/31/03 |
|---|---|---|---|---|---|---|
| | PERIOD ENDING | | | | | |
| Sonoma Valley Bancorp | $100.00 | $117.30 | $130.92 | $158.45 | $231.71 | $236.51 |
| S&P 500* | $100.00 | $121.11 | $110.34 | $ 97.32 | $ 75.75 | $ 97.51 |
| Russell 2000 | $100.00 | $121.26 | $117.59 | $120.52 | $ 95.83 | $141.11 |
| SNL <$250M Bank Index | $100.00 | $ 87.81 | $ 86.94 | $108.40 | $133.20 | $201.44 |

Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2004. Used with permission. All rights reserved. crsp.com.

**Source: SNL Financial LC, Charlottesvile, VA** **(434) 977-1600**
**©2004**

# REPORT OF RICHARDSON & COMPANY INDEPENDENT AUDITORS

Board of Directors and Shareholders
Sonoma Valley Bancorp and Subsidiary
Sonoma, California

We have audited the accompanying consolidated balance sheets of Sonoma Valley Bancorp and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in the shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonoma Valley Bancorp and Subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Richardson & Company

January 29, 2004

# CONSOLIDATED BALANCE SHEETS

*December 31, 2003 and 2002*

| | 2003 | 2002 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | $ 9,803,272 | $ 8,387,953 |
| Federal funds sold | 25,220,000 | 23,095,000 |
| Interest-bearing due from banks | 330,930 | 34,646 |
| Total cash and cash equivalents | 35,354,202 | 31,517,599 |
| Investment securities available-for-sale, at fair value | 20,119,777 | 3,823,259 |
| Investment securities held-to-maturity (fair value of $17,042,186 and $10,440,453, respectively) | 16,558,153 | 9,923,737 |
| Loans and lease financing receivables, net | 119,833,989 | 125,269,181 |
| Premises and equipment, net | 1,313,995 | 875,697 |
| Accrued interest receivable | 906,958 | 799,282 |
| Cash surrender value of life insurance | 7,730,600 | 7,387,712 |
| Other assets | 3,288,463 | 3,006,260 |
| Total assets | $ 205,106,137 | $ 182,602,727 |
| LIABILITIES | | |
| Noninterest-bearing demand deposits | $ 37,947,577 | $ 38,760,806 |
| Interest-bearing transaction deposits | 32,467,678 | 24,627,589 |
| Savings and money market deposits | 63,680,697 | 51,802,714 |
| Time deposits, $100,000 and over | 26,565,347 | 25,018,603 |
| Other time deposits | 19,453,317 | 19,778,540 |
| Total deposits | 180,114,616 | 159,988,252 |
| Accrued interest payable and other liabilities | 3,520,242 | 3,374,165 |
| Total liabilities | 183,634,858 | 163,362,417 |
| Commitments and contingencies (see accompanying notes) | | |
| SHAREHOLDERS' EQUITY | | |
| Common stock, no par value; 10,000,000 shares authorized; 1,457,594 shares in 2003 and 1,401,146 in 2002 issued and outstanding | 15,061,636 | 12,936,225 |
| Retained earnings | 6,386,083 | 6,215,790 |
| Accumulated other comprehensive income | 23,560 | 88,295 |
| Total shareholders' equity | 21,471,279 | 19,240,310 |
| Total liabilities and shareholders' equity | $ 205,106,137 | $ 182,602,727 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF OPERATIONS

*For the years ended December 31, 2003, 2002 and 2001*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| INTEREST INCOME | | | |
| Loans and leases | **$ 9.446.841** | $ 9,470,998 | $ 9,251,314 |
| Taxable securities | **365,459** | 378,511 | 1,013,330 |
| Tax-exempt securities | **485,460** | 512,708 | 552,110 |
| Federal funds sold and other | **318,798** | 216,362 | 286,083 |
| Dividends | **13,269** | 15,227 | 15,812 |
| Total interest income | **10,629,827** | 10,593,806 | 11,118,649 |
| INTEREST EXPENSE | | | |
| Interest-bearing transaction deposits | **50,454** | 84,241 | 149,078 |
| Savings and money market deposits | **466,081** | 655,841 | 996,864 |
| Time deposits, $100,000 and over | **729,758** | 674,089 | 844,351 |
| Other time deposits | **477,061** | 546,543 | 885,322 |
| Other | **31** | | 7,221 |
| Total interest expense | **1,723,385** | 1,960,714 | 2,882,836 |
| NET INTEREST INCOME | **8,906,442** | 8,633,092 | 8,235,813 |
| Provision for loan and lease losses | **20,000** | 393,000 | 342,000 |
| NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES | **8,886,442** | 8,240,092 | 7,893,813 |
| NON-INTEREST INCOME | **1,715,123** | 1,641,191 | 1,309,315 |
| NON-INTEREST EXPENSE | | | |
| Salaries and employee benefits | **3,489,007** | 3,437,390 | 3,143,911 |
| Premises and equipment | **768,789** | 618,029 | 585,748 |
| Other | **1,986,365** | 1,806,954 | 1,494,285 |
| Total non-interest expense | **6,244,161** | 5,862,373 | 5,223,944 |
| Income before provision for income taxes | **4,357,404** | 4,018,910 | 3,979,184 |
| Provision for income taxes | **1,446,397** | 1,274,577 | 1,378,940 |
| NET INCOME | **$ 2,911,007** | $ 2,744,333 | $ 2,600,244 |
| NET INCOME PER SHARE | **$ 2.00** | $ 1.87 | $ 1.77 |
| NET INCOME PER SHARE--ASSUMING DILUTION | **$ 1.83** | $ 1.72 | $ 1.66 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

*For the years ended December 31, 2003, 2002 and 2001*

| | Comprehensive Income | Common Stock Shares | Common Stock Amount | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|
| BALANCE AT JANUARY 1, 2001 | | 1,281,680 | $ 9,585,003 | $ 4,641,551 | $ 78,692 | $ 14,305,246 |
| 5% stock dividend | | 63,104 | 1,381,976 | (1,381,976) | | |
| Fractional shares | | | | (11,955) | | (11,955) |
| Redemption and retirement of stock | | (27,717) | (207,323) | (364,085) | | (571,408) |
| Stock options exercised and related tax benefits | | 16,437 | 266,229 | | | 266,229 |
| Net income for the year | $ 2,600,244 | | | 2,600,244 | | 2,600,244 |
| Other comprehensive income, net of tax: | | | | | | |
| Unrealized holding gains on securities available for sale arising during the year, net of taxes of $57,842 | 82,706 | | | | | |
| Other comprehensive income, net of taxes | 82,706 | | | | 82,706 | 82,706 |
| Total comprehensive income | $ 2,682,950 | | | | | |
| BALANCE AT DECEMBER 31, 2001 | | 1,333,504 | 11,025,885 | 5,483,779 | 161,398 | 16,671,062 |
| 5% stock dividend | | 65,472 | 1,775,026 | ( 1,775,026) | | |
| Fractional shares | | | | (13,951) | | (13,951) |
| Redemption and retirement of stock | | (14,596) | (121,257) | (223,345) | | (344,602) |
| Stock options exercised and related tax benefits | | 16,496 | 256,571 | | | 256,571 |
| Net income for the year | $ 2,744,333 | | | 2,744,333 | | 2,744,333 |
| Other comprehensive income, net of tax: | | | | | | |
| Unrealized holding gains on securities available-for-sale arising during the year, net of taxes of $51,125 | (73,103) | | | | | |
| Other comprehensive income, net of taxes | (73,103) | | | | (73,103) | (73,103) |
| Total comprehensive income | $ 2,671,230 | | | | | |
| BALANCE AT DECEMBER 31, 2002 | | 1,401,146 | 12,936,225 | 6,215,790 | 88,295 | 19,240,310 |
| 5% stock dividend | | 68,665 | 1,997,422 | (1,997,422) | | |
| Fractional shares | | | | (14,193) | | (14,193) |
| Redemption and retirement of stock | | (38,987) | (361,296) | (729,099) | | (1,090,395) |
| Stock options exercised and related tax benefits | | 26,770 | 489,285 | | | 489,285 |
| Net income for the year | $ 2,911,007 | | | 2,911,007 | | 2,911,007 |
| Other comprehensive income, net of tax: | | | | | | |
| Unrealized holding losses on securities available-for-sale arising during the year, net of taxes of $45,274 | (64,735) | | | | | |
| Other comprehensive income, net of taxes | (64,735) | | | | (64,735) | (64,735) |
| Total comprehensive income | $ 2,846,272 | | | | | |
| **BALANCE AT DECEMBER 31, 2003** | | 1,457,594 | $ 15,061,636 | $ 6,386,083 | $ 23,560 | $ 21,471,279 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*For the years ended December 31, 2003, 2002 and 2001*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net income | **$ 2,911,007** | $ 2,744,333 | $ 2,600,244 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan and lease losses | **20,000** | 393,000 | 342,000 |
| Depreciation | **224,774** | 144,659 | 142,683 |
| Loss on sale of securities | | 5,098 | |
| Loss on sale of equipment | **23** | | |
| Amortization and other | **115,551** | 43,971 | 71,782 |
| Net change in interest receivable | **(107,676)** | 152,779 | 199,863 |
| Net change in cash surrender value of life insurance | **(342,888)** | (265,181) | (113,227) |
| Net change in other assets | **(47,325)** | (63,800) | (111,557) |
| Net change in interest payable and other liabilities | **146,078** | 350,001 | 69,505 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **2,919,544** | 3,504,860 | 3,201,293 |
| INVESTING ACTIVITIES | | | |
| Purchases of securities held-to-maturity | **(10,718,156)** | | (1,129,886) |
| Purchases of securities available-for-sale | **(17,216,738)** | (540,547) | |
| Proceeds from maturing securities held-to- maturity | **4,028,400** | 1,841,141 | 1,472,700 |
| Proceeds from maturing securities available-for-sale | **750,000** | 7,000,000 | 10,550,000 |
| Proceeds from sales of securities available-for-sale | | 244,063 | |
| Net increase (decrease) in loans and leases | **(5,415,192)** | (20,629,972) | (14,910,204) |
| Purchases of premises and equipment | **(663,645)** | (399,704) | (156,037) |
| Purchases of life insurance | | (2,092,000) | (3,000,000) |
| Proceeds from disposal of equipment | **550** | | |
| NET CASH USED FOR INVESTING ACTIVITIES | **(18,404,397)** | (14,577,019) | (7,173,427) |
| FINANCING ACTIVITIES | | | |
| Net change in demand, interest-bearing transaction and savings deposits | **18,904,842** | 13,505,460 | 13,692,323 |
| Net change in time deposits | **1,221,521** | 8,827,814 | 866,584 |
| Stock repurchases | **(1,090,395)** | (344,602) | (571,408) |
| Stock options exercised | **299,681** | 214,375 | 214,858 |
| Fractional shares purchased | **(14,193)** | (13,951) | (11,955) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | **19,321,456** | 22,189,096 | 14,190,402 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | **3,836,603** | 11,116,937 | 10,218,268 |
| Cash and cash equivalents at beginning of year | **31,517,599** | 20,400,662 | 10,182,394 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | **$35,354,202** | $ 31,517,599 | $ 20,400,662 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash paid during the year for: | | | |
| Interest expense | **$ 1,731,256** | $ 1,965,215 | $ 2,920,348 |
| Income taxes | **$ 1,375,000** | $ 1,663,975 | $ 1,556,000 |
| SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES: | | | |
| Stock dividend | **$ 1,997,422** | $ 1,775,026 | $ 1,381,976 |
| Net change in unrealized gains and losses on securities | **$ (110,009)** | $ (124,228) | $ 140,548 |
| Net change in deferred income taxes on unrealized gains and losses on securities | **$ 45,274** | $ 51,125 | $ (57,842) |

*The accompanying notes are an integral part of these financial statements.*

# NOTES TO FINANCIAL STATEMENTS

*December 31, 2003, 2002 and 2001*

## NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Sonoma Valley Bancorp (the Bancorp), formed in 2000, is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Sonoma Valley Bank.Sonoma Valley Bank was organized in 1987 and commenced operations on June 3, 1998 as a California state-chartered bank. The Bank is subject to regulation, supervision and regular examination by the State Department of Financial Institutions and Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank's business.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and the Bank. All material intercompany accounts and transactions have been eliminated.

Nature of Operations: The Bank provides a variety of banking services to individuals and businesses in its primary service area of Sonoma, California and the immediate surrounding area. The Bank offers depository and lending services primarily to meet the needs of its business and professional clientele. These services include a variety of demand deposit, savings and time deposit account alternatives, and special merchant and business services. The Bank's lending activities are directed primarily towards granting short and medium-term commercial loans, customized lines of credit, for such purposes as operating capital, business and professional start-ups, inventory, equipment and accounts receivable, and interim construction financing.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold." Generally, federal funds are sold or purchased for one-day periods.

Investment Securities: Securities are classified as held-to-maturity if the Bancorp has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if the Bancorp intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bancorp's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans and Lease Financing Receivables: Loans are stated at the amount of unpaid principal, less the allowance for loan losses and net deferred loan fees. Interest on loans is accrued and credited to income based on the principal amount outstanding. Loan origination fees and certain direct loan origination costs are capitalized and recognized as an adjustment of the yield on the related loan. However, loan origination costs in excess of fees collected are not deferred but this treatment has an immaterial impact on the financial statements. Amortization of net deferred loan fees is discontinued when the loan is placed on nonaccrual status.

All of the Bancorp's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan and lease portfolio. Credit losses related to off-balance-sheet instruments are included in the allowance for loan and lease losses except if the loss meets the criteria for accrual under Statement of Financial Accounting Standards (SFAS) No. 5, in which case the amount is accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans and leases, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Provisions for loan and lease losses and recoveries on loans previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loan's historical effective interest rate or, for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans and leases that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably

## NOTE A--Continued...

assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

Advertising: Advertising costs are charged to operations in the year incurred.

Net Income Per Share of Common Stock: Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, after giving retroactive effect to the stock dividends and splits. Net income per share—assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

Stock Option Accounting: At December 31, 2003 the Bancorp has two stock-based employee and director compensation plans, which are described more fully in Note M. The Bancorp adopted SFAS No. 148, *Accounting for Stock Based Compensation, an Amendment of SFAS No. 123* effective January 1, 2003 using the prospective application method. Under this method, the compensation expense and related tax benefit associated with stock option grants issued on or after January 1, 2003 are recognized in the income statement. The Bancorp accounts for options granted prior to January 1, 2003 under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost is reflected in net income for these options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Bancorp had applied the fair value recognition provisions of SFAS Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation for options granted prior to January 1, 2003.

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Net Income, as reported | **$ 2,911,007** | $ 2,744,333 | $ 2,600,244 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(179,899)** | ( 185,919) | (179,899) |
| Pro forma net income | **$2,731,108** | $2,558,414 | $2,420,345 |
| Earnings per share: | | | |
| Basic–As reported | **$ 2.00** | $ 1.87 | $ 1.77 |
| Basic–Pro forma | **1.87** | 1.75 | 1.64 |
| Diluted–As reported | **1.83** | 1.72 | 1.66 |
| Diluted–Pro forma | **1.72** | 1.61 | 1.54 |

Off-Balance-Sheet Financial Instruments: In the ordinary course of business the Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Operating Segments: Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management desegregates a company for making operating decisions and assessing performance. The Bancorp has determined that its business is comprised of a single operating segment.

## NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirement at December 31, 2003 and 2002 was $3,400,000 and $2,886,000, respectively.

# NOTE C--INVESTMENT SECURITIES

The amortized cost and approximate fair value of investment securities are summarized as follows:

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **December 31, 2003:** | | | | |
| Securities Available-for-Sale | | | | |
| U.S. Treasury securities | $ 515,928 | $ 4,619 | | $ 520,547 |
| U.S. Government agency securities | 18,672,992 | 72,126 | $ (57,548) | 18,687,570 |
| Corporate securities | 890,820 | 20,840 | | 911,660 |
| | $ 20,079,740 | $ 97,585 | $ (57,548) | $ 20,119,777 |
| Securities Held-to-Maturity | | | | |
| Municipal securities | $ 16,558,153 | $ 550,533 | $ (66,500) | $ 17,042,186 |
| | $ 16,558,153 | $ 550,533 | $ (66,500) | $ 17,042,186 |
| **December 31, 2002:** | | | | |
| Securities Available-for-Sale | | | | |
| U.S. Treasury securities | $ 533,848 | $ 5,057 | | $ 538,905 |
| U.S. Government agency securities | 1,497,398 | 115,417 | | 1,612,815 |
| Corporate securities | 1,641,968 | 46,555 | $ (16,984) | 1,671,539 |
| | $ 3,673,214 | $ 167,029 | $ (16,984) | $ 3,823,259 |
| Securities Held-to-Maturity | | | | |
| Municipal securities | $ 9,923,737 | $ 517,873 | $ (1,157) | $ 10,440,453 |
| | $ 9,923,737 | $ 517,873 | $ (1,157) | $ 10,440,453 |

Contractual maturities of investment securities at December 31, 2003 were as follows:

| | Securities Available-For-Sale | | Securities Held-To-Maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Due in one year or less | $ 3,155,579 | $3,234,107 | $ 1,042,976 | $ 1,060,505 |
| Due after one year through five years | 13,886,939 | 13,837,497 | 2,288,096 | 2,345,770 |
| Due after five years through ten years | 3,037,222 | 3,048,173 | 7,600,195 | 7,814,824 |
| Due after ten years | | | 5,626,886 | 5,821,087 |
| | $ 20,079,740 | $20,119,777 | $16,558,153 | $ 17,042,186 |

During 2002, the Bancorp sold securities available-for-sale for total proceeds of approximately $244,062 resulting in gross realized losses of approximately $5,098 and no gross realized gains. During 2003 and 2001, the Bancorp did not sell any securities available-for-sale.

As of December 31, 2003, investment securities with a carrying amount of $6,107,353 and an approximate fair value of $6,530,152 were pledged, in accordance with federal and state requirements, as collateral for public deposits. Investment securities with a carrying amount and fair value of $1,655,647 at December 31, 2003 were pledged to meet the requirements of the Federal Reserve and the U.S. Department of Justice.

The following table shows the investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

| | Less Than 12 Months | |
|---|---|---|
| Description of Securities | Fair Value | Unrealized Losses |
| U.S. government agency securities | $ 8,736,699 | $ 57,548 |
| Municipal securities | 4,630,160 | 63,406 |
| Total temporarily impaired securities | $13,366,859 | $120,954 |

There were no securities as of December 31, 2003 that were in a continuous loss position for 12 months or more. There were 9 Federal Home Bank or Federal Home Loan Mortgage Corporation securities and 14 municipal securities that were temporarily impaired as of December 31, 2003. The primary cause of the impairment of these securities is interest rate volatility. The unrealized losses on these securities is expected to be short-term.

# NOTE D--LOANS AND LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The composition of the loan and lease portfolio was as follows at December 31:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| Commercial | $ 92,197,984 | 75.0% | $ 89,507,230 | 69.7% |
| Consumer | 11,750,131 | 9.6% | 13,374,774 | 10.4% |
| Real estate mortgage | 2,231,244 | 1.8% | 5,911,082 | 4.6% |
| Real estate construction | 16,646,907 | 13.5% | 19,507,906 | 15.2% |
| Lease financing receivables, net of unearned income of $9,799 in 2003 and $33,781 in 2002 | 79,884 | 0.1% | 174,409 | 0.1% |
| | 122,906,150 | 100.0% | 128,475,401 | 100.0% |
| Deferred loan fees and costs, net | (437,536) | | (424,258) | |
| Allowance for loan and lease losses | (2,634,625) | | (2,781,962) | |
| | $ 119,833,989 | | $ 125,269,181 | |

At December 31, 2003, the recorded investment in loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards (Statement) No. 114 totaled $1,145,000, with a corresponding valuation allowance of $424,000. At December 31, 2002, the recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114 totaled $164,000, with a corresponding valuation allowance of $17,000. For the years ended December 31, 2003, 2002 and 2001, the average recorded investment in impaired loans was approximately $843,000, $143,000 and $192,000, respectively. During 2003 and 2002, $8,000 and $2,000 of interest was received and recognized on impaired loans, respectively. No interest was recognized on impaired loans during 2001.

In addition, at December 31, 2003 and 2002, the Bancorp had other nonaccrual loans of approximately $115,300 and $801,700, respectively, for which impairment had not been recognized.

The Bancorp has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The maturity and repricing distribution of the loan and lease portfolio at December 31:

| | 2003 | 2002 |
|---|---|---|
| Fixed rate loan maturities | | |
| Three months or less | $ 11,452,282 | $ 11,069,375 |
| Over three months to twelve months | 12,843,967 | 16,759,422 |
| Over one year to five years | 41,884,458 | 25,717,999 |
| Over five years | 42,304,207 | 46,803,191 |
| Floating rate loans repricing | | |
| Quarterly or more frequently | 13,191,129 | 26,369,806 |
| Quarterly to annual frequency | | 26,790 |
| One to five years frequency | | 832,277 |
| | 121,676,043 | 127,578,860 |
| Nonaccrual loans | 1,230,107 | 896,541 |
| | $ 122,906,150 | $ 128,475,401 |

## NOTE D--Continued...

An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Beginning balance | $ 2,781,962 | $ 2,415,555 | $ 2,120,517 |
| Provision for loan and lease losses | 20,000 | 393,000 | 342,000 |
| Loans charged off: | | | |
| Commercial | (142,572) | (10,741) | (44,345) |
| Consumer | (41,161) | (34,872) | (31,680) |
| | (183,733) | (45,613) | (76,025) |
| Recoveries: | | | |
| Commercial | 8,320 | 9,474 | 10,363 |
| Consumer | 8,076 | 9,546 | 18,700 |
| | 16,396 | 19,020 | 29,063 |
| Ending balance | $ 2,634,625 | $ 2,781,962 | $ 2,415,555 |

# NOTE E--PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

| | 2003 | 2002 |
|---|---|---|
| Land | $ 175,000 | $ 175,000 |
| Building | 71,943 | 71,943 |
| Leasehold improvements | 660,272 | 418,802 |
| Furniture, fixtures and equipment | 1,688,809 | 1,306,225 |
| | 2,596,024 | 1,971,970 |
| Less: Accumulated depreciation | (1,282,029) | (1,096,273) |
| | $ 1,313,995 | $ 875,697 |

# NOTE F--TIME DEPOSITS

The maturities of time deposits at December 31, 2003 are as follows:

| | |
|---|---|
| Maturing within one year | $ 33,355,000 |
| Maturing in one year to two years | 8,443,000 |
| Maturing two years through five years | 2,550,000 |
| Maturing after five years | 1,671,000 |
| | $ 46,019,000 |

# NOTE G--FEDERAL FUNDS CREDIT LINES

The Bancorp has uncommitted federal funds lines of credit agreements with other banks. The maximum borrowings available under these lines totaled $4,000,000 at December 31, 2003. The Bancorp pledged loans totaling $25,913,127 as collateral to secure advances from the Federal Home Loan Bank of up to $14,255,849. There were no borrowings outstanding under the agreements at December 31, 2003 or 2002.

# NOTE H--EMPLOYEE BENEFIT PLANS

The Bancorp has a 401(k) Employee Savings Plan (the Plan) in which the Bancorp matches a portion of the employee's contribution each payday. All employees are eligible for participation following three months of employment. Bancorp contributions are 100% vested at all times. The Bancorp made contributions totaling $92,012 in 2003, $77,913 in 2002 and $60,845 in 2001.

The Bancorp purchased single premium life insurance policies in connection with the implementation of retirement plans for four key officers and the Board of Directors. The policies provide protection against the adverse financial effects from the death of a key officer and provide income to offset expenses associated with the plans. The officers are insured under the policies, but the Bancorp is the owner and beneficiary. At December 31, 2003 and 2002, the cash surrender value of these policies totaled $7,730,600 and $7,387,712, respectively.

The retirement plans are unfunded and provide for the Bancorp to pay the officers and directors specified amounts for specified periods after retirement and allows them to defer a portion of current compensation in exchange for the Bancorp's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, the Bancorp will pay the officer's beneficiary or estate the benefits set forth in the plans. Deferred compensation is vested as to the amounts deferred. Liabilities are recorded for the estimated present value of future salary continuation benefits and for the amounts deferred by the officers and directors. At December 31, 2003 and 2002, the liability recorded for the executive officer supplemental retirement plan totaled $1,439,970 and $1,223,570, respectively. The amount of pension expense related to this plan for 2003 and 2002 was $216,400 and $325,365, respectively. At December 31, 2003 and 2002, the liability recorded for the director supplemental retirement plan totaled $293,653 and $208,626, respectively. The amount of pension expense related to this plan for 2003 and 2002 was $208,626 and $85,027, respectively. At December 31, 2003 and 2002, the liability recorded for the deferred compensation plan totaled $989,788 and $849,610, respectively. The amount of expense related to this plan for 2003 and 2002 was $82,542 and $74,407, respectively. The following are the components of the accumulated benefit obligation related to the executive officer and director supplemental retirement plans as of December 31:

| | Directors | | Officers | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Projected benefit obligation | $ 293,653 | $ 208,626 | $ 1,235,077 | $ 1,032,706 |
| Unamortized net transition obligation | | | 204,893 | 190,864 |
| Benefit obligation included in other liabilities | $ 293,653 | $ 208,626 | $ 1,439,970 | $1,223,570 |

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 2003 and 2002. No compensation increases were assumed. The entire accumulated benefit obligation was fully vested at December 31, 2003 and 2002.

The following is a reconciliation of the beginning and ending balances of the benefit obligation for the years ended December 31:

| | Directors | | Officers | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Benefit obligation at beginning of year | $ 208,626 | | $ 1,223,570 | $ 898,205 |
| Net periodic pension cost: | | | | |
| Service cost | 71,387 | $ 76,182 | 319,856 | 302,632 |
| Interest cost on projected benefit obligation | 13,640 | 8,845 | 122,265 | 66,189 |
| Amortization of unrecognized liability at transition | | | (56,811) | (43,456) |
| Amendments | | 123,599 | (168,910) | |
| Net Periodic pension cost recognized | 85,027 | 208,626 | 216,400 | 325,365 |
| Benefit obligation at end of year | $ 293,653 | $ 208,626 | $ 1,439,970 | $1,223,570 |

## NOTE H--Continued...

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| | Directors | Officers |
|---|---|---|
| 2004 | $ 5,000 | |
| 2005 | 14,100 | |
| 2006 | 15,402 | |
| 2007 | 17,585 | |
| 2008 | 23,562 | $ 145,396 |
| 2009 to 2013 | 1,511,134 | 4,811,609 |

## NOTE I--NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

Non-interest income is comprised of the following for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Service charges on deposit accounts | $ 1,033,990 | $ 964,198 | $ 930,171 |
| Other fee income | 323,780 | 312,121 | 251,042 |
| Life insurance earnings | 342,888 | 357,181 | 113,227 |
| Investment securities gains (losses) | | (5,098) | |
| Other (none exceeding 1% of revenues) | 14,465 | 12,789 | 14,875 |
| | $ 1,715,123 | $ 1,641,191 | $ 1,309,315 |

Other non-interest expense is comprised of the following for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Professional and consulting fees | $ 679,460 | $ 477,830 | $ 287,471 |
| Data processing | 473,932 | 465,946 | 469,750 |
| Stationery and supplies | 160,992 | 159,909 | 158,335 |
| Staff related | 175,801 | 158,707 | 104,092 |
| Advertising and business development | 165,142 | 200,848 | 105,614 |
| Postage and telephone | 123,269 | 122,408 | 116,879 |
| Assessments and insurance | 30,948 | 83,633 | 79,042 |
| Other (none exceeding 1% of revenues) | 176,821 | 137,673 | 173,102 |
| | $ 1,986,365 | $ 1,806,954 | $ 1,494,285 |

## NOTE J--INCOME TAXES

The provision for income taxes is comprised of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current | | | |
| Federal | $ 827,960 | $ 1,073,157 | $ 1,008,534 |
| State | 403,346 | 426,600 | 409,376 |
| | 1,231,306 | 1,499,757 | 1,417,910 |
| Deferred | | | |
| Federal | 180,039 | (195,491) | (50,778) |
| State | 35,052 | (29,689) | 11,808 |
| | 215,091 | (225,180) | (38,970) |
| | $ 1,466,397 | $ 1,274,577 | $ 1,378,940 |

The following is a reconciliation of income taxes computed at the Federal statutory income tax rate of 34% to the effective income tax rate used for the provision for income taxes:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income tax at Federal statutory rate | $ 1,481,517 | $ 1,366,429 | $ 1,352,923 |
| State franchise tax, less Federal income tax benefit | 311,746 | 287,529 | 284,687 |
| Interest on municipal obligations exempt from Federal tax | (217,541) | (259,885) | (221,062) |
| Life insurance earnings | (141,113) | (146,996) | (46,598) |
| Meals and entertainment | 8,175 | 7,412 | 7,283 |
| Other differences | 3,613 | 20,088 | 1,707 |
| Provision for income taxes | $ 1,446,397 | $ 1,274,577 | $ 1,378,940 |

The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Nonqualified benefit plans | $ 1,021,410 | $ 884,446 | $ 719,760 |
| Allowance for loan losses | 959,891 | 1,015,774 | 877,944 |
| Accrued liabilities | 227,840 | 233,575 | 280,367 |
| State franchise taxes | 137,138 | 145,316 | 139,188 |
| Other | 13,773 | 45,119 | 27,186 |
| Total deferred tax assets | 2,360,052 | 2,324,230 | 2,044,445 |
| Deferred tax liabilities: | | | |
| Depreciation | 89,220 | 36,366 | 19,308 |
| Unrealized securities holding gains | 16,477 | 61,750 | 112,876 |
| Other | 42,041 | 35,565 | 29,392 |
| Total deferred tax liabilities | 147,738 | 133,681 | 161,576 |
| Net deferred tax asset | $ 2,212,314 | $ 2,190,549 | $ 1,882,869 |

Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Bancorp's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed.

Refundable income taxes were $346,669 and $185,839 at December 31, 2003 and 2002, respectively. The income tax benefit related to net investment losses was $2,098 during 2002. There were no net investment gains or losses in 2003 or 2001.

## NOTE K--STOCK REPURCHASE

The Bancorp has in effect a program to repurchase Sonoma Valley Bancorp stock. As of December 31, 2003, $2,006,404 was repurchased.

## NOTE L--EARNINGS PER SHARE

The following is the computation of basic and diluted earnings per share for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Basic: | | | |
| Net income | $ 2,911,007 | $ 2,744,333 | $ 2,600,244 |
| Weighted-average common shares outstanding | 1,457,431 | 1,464,344 | 1,473,151 |
| Earnings per share | $ 2.00 | $ 1.87 | $ 1.77 |
| Diluted: | | | |
| Net income | $ 2,911,007 | $ 2,744,333 | $ 2,600,244 |
| Weighted-average common shares outstanding | 1,457,431 | 1,464,344 | 1,473,151 |
| Net effect of dilutive stock options - based on the treasury stock method using average market price | 132,911 | 128,321 | 94,899 |
| Weighted-average common shares outstanding and common stock equivalents | 1,590,342 | 1,592,665 | 1,568,050 |
| Earnings per share - assuming dilution | $ 1.83 | $ 1.72 | $ 1.66 |

# NOTE M--STOCK OPTION PLAN

The Bancorp has a stock option plan (the Plan), effective March 31, 1996 and terminating March 31, 2006, under which incentive and nonstatutory stock options, as defined under the Internal Revenue Code, may be granted. The Plan is administered by a committee appointed by the Board. Options representing 454,024 shares of the Bancorp's authorized and unissued common stock may be granted under the Plan by the committee to directors, full-time officers, and full-time employees of the Bancorp at a price to be determined by the Committee, but in the case of incentive stock options shall not be less than 100% of the fair market value of the shares on the date the incentive stock option is granted. In addition, the Bancorp shall grant options to purchase 3,089 shares of common stock to each Board member on March 1st of each year, provided the person was a member of the Board for the entire preceding year ending December 31st, at an option price equal to the fair market value as of the grant date. The options may have an exercise period of no more than 10 years and are vested upon granting, except for 64,943 of incentive options and 142,075 of nonstatutory options granted in April 1999, which are subject to a graded vesting schedule of 20% per year. No options were granted in 2003 or 2001.

The Bancorp approved an equity incentive plan (the Plan), effective May, 2002 and terminating May 2012, under which stock options, restricted stock, stock appreciation rights and stock bonuses may be granted. The Plan is administered by a Committee appointed by the Board. Options representing 82,370 shares of the Bancorp's authorized and unissued common stock may be granted under the Plan by the Committee to all employees of the Bancorp at a price to be determined by the Committee but shall not be less than 100% of the fair market value of the shares on the date the incentive stock option is granted. The options may have an exercise period of no more than 10 years and vesting is at the discretion of the committee.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002; dividend yield of zero; expected volatility of 33.36 percent; risk-free interest rate of 5.44 percent and expected life of 10 years.

A summary of stock option activity, adjusted to give effect to stock dividends and stock splits follows for the years ended December 31:

| | Incentive Stock Options | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise price | Shares | Weighted-Average Exercise Price | Shares |
| Shares under option at beginning of year | $ 12.36 | 113,624 | $ 12.27 | 132,500 | $ 12.28 | 135,185 |
| Options granted | | | 21.77 | 1,103 | | |
| Options exercised | 12.10 | (15,445) | 12.31 | (17,426) | 12.82 | (2,685) |
| Options cancelled | | | 11.95 | (2,553) | | |
| Shares under option at end of year | 12.40 | 98,179 | 12.36 | 113,624 | 12.27 | 132,500 |
| Options exerciseable at end of year | | 95,090 | | 94,683 | | 92,602 |
| Weighted-average fair value of options granted during the year | | | $ 9.28 | | | |

| | Nonstatutory Stock Options | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise price | Shares | Weighted-Average Exercise Price | Shares |
| Shares under option at beginning of year | $11.84 | 225,465 | $ 11.84 | 225,465 | $ 11.83 | 240,906 |
| Options exercised | 10.07 | (12,352) | | | 11.69 | (15,441) |
| Shares under option at end of year | 11.94 | 213,113 | 11.84 | 225,465 | 11.84 | 225,465 |
| Options exercisable at end of year | | 182,227 | | 163,696 | | 132,788 |

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

| | Options Outstanding | | |
|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price |
| $8.19 to $9.79 | 31,448 | 3.27 years | $ 8.69 |
| $11.75 to $11.95 | 233,816 | 5.28 years | 11.93 |
| $14.59 to $16.16 | 44,295 | 4.18 years | 15.08 |
| $21.77 | 1,103 | 8.42 years | 21.77 |
| $8.19 to $21.77 | 311,292 | 4.96 years | 12.09 |

| | Options Exercisable | |
|---|---|---|
| Range of Exercise Prices | Number Exercisable | Weighted-Average Exercise Price |
| $8.19 to $9.79 | 31,448 | $ 8.69 |
| $11.75 to $11.95 | 199,841 | 11.92 |
| $14.59 to $16.16 | 44,925 | 15.08 |
| $21.77 | 1,103 | 21.77 |
| $8.19 to $21.77 | 277,317 | 12.11 |

# NOTE N--RELATED PARTY TRANSACTIONS

The Bancorp has entered into transactions with its directors, executive officers and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The following is a summary of the aggregate activity involving related party borrowers at December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Loans outstanding at beginning of year | $ 4,607,000 | $ 2,236,000 |
| Loan disbursements | 690,000 | 2,723,000 |
| Loan repayments | (2,202,000) | (352,000) |
| Loans outstanding at end of year | $ 3,095,000 | $ 4,607,000 |

At December 31, 2003, commitments to related parties of approximately $1,541,000 were undisbursed. Deposits received from directors and officers totaled $6,471,000 and $5,360,000 at December 31, 2003 and 2002, respectively.

The Bancorp leases its Glen Ellen office from a director of the Bancorp under a noncancellable operating lease. Lease expense for the years ended December 31, 2003 and 2002 was $12,889 and $12,172, respectively. The remaining lease commitment is approximately $61,595 through March 2008 including a minimum inflationary increase of 4% per year. The monthly lease payments will be increased annually based upon the Consumer Price Index, but not less than 4% annually. The term of the lease is 5 years with an option to extend the lease term for an additional 5 years at the same Consumer Price Index limitations.

## NOTE O--COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments: The Bancorp leases its two Sonoma offices the Glen Ellen office and the Banco de Sonoma office under noncancelable operating leases with remaining terms of approximately six years, two years, five years, and five years, respectively. All of these leases require adjustments to the base rent for changing price indices and two have a minimum annual increase of four percent. The Sonoma main office lease has an option to renew for two consecutive five-year terms and the Sonoma annex office has an option to renew for two five-year periods and one four-year period. The Glen Ellen office and the Banco de Sonoma office lease each have an option to renew for two additional five-year terms. The following table summarizes future minimum commitments under the noncancelable operating leases.

| Year ended December 31: | |
|---|---|
| 2004 | $ 302,802 |
| 2005 | 295,621 |
| 2006 | 287,216 |
| 2007 | 297,927 |
| 2008 | 297,022 |
| Thereafter | 143,037 |
| | $ 1,623,625 |

Rental expense was $289,000 in 2003, $278,000 in 2002 and $268,000 in 2001.

Financial Instruments with Off-Balance-Sheet Risk: The Bancorp's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bancorp's commitments and contingent liabilities at December 31, is as follows:

| | Contractual Amounts | |
|---|---|---|
| | 2003 | 2002 |
| Commitments to extend credit | $ 35,309,000 | $ 30,359,000 |
| Standby letters of credit | 725,000 | 589,000 |

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bancorp's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bancorp.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, certificates of deposits and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers.

The Bancorp has not incurred any losses on its commitments in 2003, 2002 or 2001.

As a guarantor of its customer's credit card accounts, the Bancorp is contingently liable for credit card receivable balances held by another financial institution should the customers default. The total amount guaranteed as of December 31, 2003 and 2002 was $153,500 and $181,000, respectively.

## NOTE P--CONCENTRATIONS OF CREDIT RISK

Most of the Bancorp's business activity is with customers located within the State of California, primarily in Sonoma County. The economy of the Bancorp's primary service area is heavily dependent on the area's major industries which are tourism and agriculture, especially wineries, dairies, cheese producers and turkey breeders. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral. While the Bancorp has a diversified loan portfolio, approximately 84% of these loans are secured by real estate in its service area.

The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. In addition, the Bancorp has loan commitments in the wine/agricultural industry, tourism industry and construction loans, representing 8%, 13% and 23%, of outstanding loans, respectively. Standby letters of credit were granted primarily to commercial borrowers. The Bancorp, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for credit losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

The concentrations of investments are set forth in Note C. The Bancorp places its investments primarily in financial instruments backed by the U.S. Government and its agencies or by high quality financial institutions, municipalities or corporations. The Bancorp has significant funds deposited with four correspondent banks. At December 31, 2003 the Bancorp had on deposit $7,500,000, $7,500,000 and $5,500,000 in federal funds sold to three of these institutions, which represented 35%, 35% and 26% of the Bancorp's net worth, respectively. In addition, deposits with two correspondent banks were in excess of the federally insured limit by $3,033,351 at December 31, 2003. While management recognizes the inherent risks involved in such concentrations, this concentration provides the Bancorp with an effective and cost efficient means of managing its liquidity position and item processing needs. Management closely monitors the financial condition of their correspondent banks on a continuous basis. The Bancorp also maintains additional deposit accounts with other correspondent banks should management determine that a change in its correspondent banking relationship would be appropriate.

## NOTE P--Continued...

At December 31, 2003, the Bancorp had life insurance policies with cash surrender values of $2,248,787, $1,847,271 and $1,646,283 with three insurance companies, which represented 10%, 9%, and 8% respectively, of the Bancorp's net worth. Management closely monitors the financial condition and rating of this insurance company on a regular basis.

# NOTE Q--REGULATORY MATTERS

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 2003, $6,442,571 was available for cash dividend distribution without prior approval.

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | *(in thousands)* | | | |
| As of December 31, 2003: | | | | | | |
| Total Capital (to Risk Weighted Assets) | $ 22,493 | 13.4% | ≥$ 13,393 | ≥8.0% | ≥$ 16,742 | ≥10.0% |
| Tier I Capital (to Risk Weighted Assets) | $ 20,394 | 12.2% | ≥$ 6,697 | ≥4.0% | ≥$ 10,044 | ≥6.0% |
| Tier I Capital (to Average Assets) | $ 20,394 | 10.0% | ≥$ 8,165 | ≥4.0% | ≥$ 10,206 | >5.0% |
| As of December 31, 2002: | | | | | | |
| Total Capital (to Risk Weighted Assets) | $ 20,852 | 13.4% | ≥$ 12,444 | ≥8.0% | ≥$15,555 | ≥10.0% |
| Tier I Capital (to Risk Weighted Assets) | $ 18,897 | 12.2% | ≥$ 6,222 | ≥4.0% | ≥$ 9,333 | ≥6.0% |
| Tier I Capital (to Average Assets) | $ 18,897 | 10.5% | ≥$ 7,207 | ≥4.0% | ≥$ 9,009 | ≥5.0% |

# NOTE R--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

A condensed balance sheet as of December 31, 2003 and 2002 and the related condensed statement of operations and cash flows for the years ended December 31, 2003 and 2002 and 2001 for Sonoma Valley Bancorp (parent company only) are presented as follows:

Condensed Balance Sheets
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Assets | | |
| Cash | $ 869,931 | $ 249,432 |
| Other assets | 258,863 | 89,551 |
| Investment in common stock of subsidiary | 20,417,945 | 18,985,494 |
| | $ 21,546,739 | $ 19,324,477 |
| Liabilities | | |
| Accrued expenses | $ 75,460 | 84,167 |
| Shareholders' equity | | |
| Common stock | 15,061,636 | $ 12,936,225 |
| Retained earnings | 6,409,643 | 6,304,085 |
| | $ 21,546,739 | $ 19,324,477 |

Condensed Statements of Operations
For the years ended December 31, 2003, 2002 and 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Dividend from subsidiary | $ 1,500,000 | | $ 500,000 |
| Expenses | 145,553 | 125,091 | 36,620 |
| Income (loss) before income taxes and equity in undistributed income of subsidiary | 1,354,447 | (125,091) | 463,380 |
| Equity in undistributed net income of subsidiary | 1,497,186 | 2,824,941 | 2,120,445 |
| Income tax benefit | 59,374 | 44,483 | 16,419 |
| Net income | $ 2,911,007 | $ 2,744,333 | $ 2,600,244 |

Condensed Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 2,911,007 | $ 2,744,333 | $ 2,600,244 |
| Adjustments to reconcile net income to *net cash provided by operating activities:* | | | |
| Equity in undistributed net income of subsidiary | (1,497,186) | (2,824,941) | (2,120,445) |
| Net change in other assets | 20,292 | 40,345 | (17,218) |
| Net change in accrued expenses | (8,707) | 84,167 | |
| Net cash provided by operating activities | 1,425,406 | 43,904 | 462,581 |
| Financing activities: | | | |
| Stock repurchases | (1,090,395) | (344,602) | (571,408) |
| Stock options exercised | 299,681 | 214,375 | 214,858 |
| Fractional shares purchases | (14,193) | (13,951) | (11,955) |
| Net cash used by financing activities | (804,907) | (144,178) | (368,505) |
| Net change in cash and cash equivalents | 620,499 | (100,274) | 94,076 |
| Cash and cash equivalents at beginning of year | 249,432 | 349,706 | 255,630 |
| Cash and cash equivalents at end of year | $ 869,931 | $ 249,432 | $ 349,706 |
| Supplemental Disclosures of Noncash Activities: | | | |
| Stock Dividend | $ 1,997,422 | 1,775,026 | $ 1,381,976 |

# NOTE S--FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp as a whole.

The estimated fair values of the Bancorp and Subsidiary's financial instruments are as follows at December 31:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Financial assets: | | | | |
| Cash and due from banks | $9,803,272 | $ 9,803,272 | $8,387,953 | $ 8,387,953 |
| Interest-bearing due from banks | 330,930 | 330,930 | 34,646 | 34,646 |
| Federal funds sold | 25,220,000 | 25,220,000 | 23,095,000 | 23,095,000 |
| Investment securities available-for-sale | 20,119,777 | 20,119,777 | 3,823,259 | 3,823,259 |
| Investment securities held-to-maturity | 16,558,153 | 17,042,186 | 9,923,737 | 10,440,453 |
| Loans and lease financing receivables, net | 119,833,989 | 120,308,741 | 125,269,101 | 125,970,797 |
| Accrued interest receivable | 906,958 | 906,958 | 799,282 | 799,282 |
| Cash surrender value of life insurance | 7,730,600 | 7,730,600 | 7,387,712 | 7,387,712 |
| Financial liabilities: | | | | |
| Deposits | 180,114,616 | 180,913,343 | 159,988,252 | 160,920,406 |
| Accrued interest payable | 52,052 | 52,052 | 59,923 | 59,923 |

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

Cash, due from banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

Loans and lease financing receivables, net: For variable-rate loans and leases that reprice frequently and fixed rate loans and leases that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans and leases are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans or leases with similar terms to borrowers of similar credit quality. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

Cash surrender value of life insurance: The carrying amount approximates its fair value.

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit and standby letters of credit. The contract or notional amounts of the Bancorp's financial instruments with off-balance-sheet risk are disclosed in Note O. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.

# NOTE T--SUBSEQUENT EVENTS

The Bank will open a new branch office, called Banco de Sonoma, in March 2004. A long-term lease has been entered into as of December 31, 2003, which is included in Note O. The Bank has deferred $40,000 of costs related primarily to leasehold improvements as of December 31, 2003.

In January 2004, the Bank authorized the granting of options to purchase 45,000 shares to officers of the Bank at $31.06, resulting in compensation expense of approximately $50,000.

On February 18, 2004, the Board of Directors declared a cash dividend of $0.25 per share to shareholders of record on March 1, 2004 and payable on March 15, 2004.

## Board Members

**Robert J. Nicholas**
*Chairman of the Board*
*Retired Chairman,*
*Nicholas Turkey Breeding Farms*

**Mel Switzer, Jr.**
*President and Chief Executive Officer*

**Suzanne Brangham**
*Secretary of the Board*
*President, Classix, Inc.*

**Dale T. Downing**
*Partner, Sonoma Market, Inc and*
*Glen Ellen Village Market*

**Frederick H. Harland**
*Partner,*
*Harland and Lely Corporation*

**Robert B. Hitchcock**
*Retired President,*
*Nicholas Turkey Breeding Farms*

**Gerald J. Marino**
*Retired President, Marino Distributing*

**Gary D. Nelson**
*President, Nelson Personnel Services*

**Angelo Sangiacomo**
*General Manager and Partner,*
*Sangiacomo Vineyards*

**J.R. Stone**
*Retired Chairman,*
*World Products, Inc.*

**Harry W. Weise**
*Retired President, North Bay*
*Insurance Brokers, Inc.*

## Advisory Council

**John Fanucchi**
*Owner, Sonoma Diabetic*
*Education Service*

**Joe Leveroni**
*Victor Leveroni and Sons Dairy*

**Ronald Mezzetta**
*President, G.L., Mezzetta Inc.*

**John A. Petersen, Jr.**
*Private Investor*

**Rich Peterson**
*President, Peterson Mechanical, Inc.*

**Lewis Perdue**
*CEO, Ideaworx*

**Don Shone**
*Partner, Sonoma Market, Inc. and*
*Glen Ellen Village Market*

**Ray Sullivan**
*Community Ambassador*
*and Senior Preferred Banker*

## Officers

**Mel Switzer, Jr.**
*President and Chief Executive Officer*

**Mary Quade Dieter**
*Executive Vice President and Chief Operating Officer and Chief Financial Officer*

**Sean Cutting**
*Senior Vice President and Chief Lending Officer*

**Christy Coulston**
*Vice President and Marketing Director*

**Becky Elster**
*Vice President and Commercial Loan Officer*

**Debbie Emery**
*Vice President and Human Resources Director*

**Janice Freidig**
*Vice President and Finance Officer*

**Cathleen Gorham**
*Vice President and Central Bank Operations*

**Pam Larson**
*Vice President and Operations Officer*

**Sandy Murray**
*Vice President and Loan Operations Officer*

**Larry Olafson**
*Vice President and Controller*

**Bob Thomas**
*Vice President and Chief Information Officer*

**Alexis Tomsen**
*Vice President and Loan Compliance Officer*

**Paco Villaseñor**
*Vice President and Business Development Officer*

**Karen Lucia**
*Assistant Vice President and Loan Officer*

**Brian Melland**
*Assistant Vice President and Commercial Loan Officer*

**Linda Biancalana**
*Assistant Operations Officer*

**Lisa Deffenbaugh**
*Assistant Operations Officer*

**Evelyn Schofield**
*Office Manager - Glen Ellen*

**M. Luisa Vega**
*Branch Operations Supervisor-Banco de Sonoma*

## Customer Service

*Personal Banking Specialists*
Anna Dawson
Cheryl "Bunky" Harris
Veronica Ordaz
Nilda Pizano-Arguello
Imelda Pulido
Jackie Yu

*Central Operations Utility Specialists*
Stephanie Hensic
Pat Horne
Linda Zepponi

*Operations Utility Specialists*
Lissa McNeilly
Sarah Rathke

*Bookkeeper*
Sarah Power

*Mail Clerk*
Rachel Prushko

*Customer Service Representatives*
Javier Alvarado
Gloria Bacani
Trish Boisson
Michele Busalacchi
Lachele Clayton
Rita Craig
Vito Di Anguiano
Veronica Gomez
Hilda Macias
Kimberly Martinez
Maureen O'Neill
Lucy Reyes
Yazmin Ruiz
Vanessa Sandoval
Sarah Solomon
Maria Toimil
Socrates Vargas
Nadine Zamudio

## Loan Operations

*Loan Operations Assistants*
Cierra Larson
Nancy Luu
Judy Willson

## Administration

*Finance Assistants*
Spring Brewer
Joyce Burbage
Genevieve Lota
Christina Vides

*In memory of Andrea A. Adams–*
*A dedicated team member from*
*January, 1996–February, 2004.*

# Sonoma Valley Bank is proud of its relationship with the following community organizations and charities

Adele Harrison Middle School ❦ Altimira Middle School ❦ American Cancer Society ❦ American Diabetes Association ❦ American Red Cross ❦ American Veteran Services ❦ Becoming Independent ❦ Boise State University Foundation ❦ Boy Scouts of America ❦ Campfire Girls & Boys ❦ CASA ❦ Catholic Charities ❦ Chamber of Commerce ❦ Cinema Epicurea ❦ Council of Aging ❦ Dancin' and Draggin' ❦ Devil's Darlings ❦ Ducks Unlimited ❦ Dunbar School ❦ El Nido Teen Center ❦ El Verano School ❦ Field of Dreams ❦ Flowery School ❦ Friends in Sonoma Helping (FISH) ❦ Friends of Sonoma Valley Library ❦ Giving Tree ❦ Glen Ellen Firefighters ❦ Glen Ellen Vocational Academy ❦ Golden Gate Opera ❦ Hanna Boys Center ❦ Hit the Road Jack ❦ Ignacio Rotary Club ❦ Justin-Siena High School ❦ Kenwood Education Foundation ❦ Kenwood Little League ❦ Kiwanis Dragon Celebrity Golf Tournament ❦ Konocti Girl Scout Council ❦ La Luz Bilingual Center ❦ Louis Minnelli Memorial Golf Tournament ❦ Muscular Dystrophy Association ❦ No. CA Special Olympics Pets Lifeline ❦ Presbyterian Preschool ❦ Presentation School ❦ Prestwood School ❦ Salute to the Arts ❦ Sassarini School ❦ Schell Vista Fire District ❦ Sonoma Branch–Hospice of Marin ❦ Sonoma Charter School ❦ Sonoma Children's Cancer Foundation ❦ Sonoma City Opera ❦ Sonoma County Grape Growers Association ❦ Sonoma County Fair ❦ Sonoma County Housing Coalition ❦ Sonoma Future Farmers Foundation ❦ Sonoma Hometown Band ❦ Sonoma Kite Committee ❦ Sonoma Kiwanis ❦ Sonoma League for Historic Preservation ❦ Sonoma Mission Lions ❦ Sonoma Plaza Foundation ❦ Sonoma Sea Dragons ❦ Sonoma Sister Cities ❦ Sonoma State Historic Park Association ❦ Sonoma Valley Academy ❦ Sonoma Valley Babe Ruth Baseball ❦ Sonoma Valley Blood Bank ❦ Sonoma Valley Chorale ❦ Sonoma Valley Community Center ❦ Sonoma Valley Economic Development Committee ❦ Sonoma Valley Education Foundation ❦ Sonoma Valley Harvest Wine Auction ❦ Sonoma Valley High Grad Night ❦ Sonoma Valley Hospital Foundation ❦ Sonoma Valley Little League ❦ Sonoma Valley Mentoring Alliance ❦ Sonoma Valley Museum of Art ❦ Sonoma Valley Poetry Festival ❦ Sonoma Valley Pop Warner ❦ Sonoma Valley Rotary Club ❦ Sonoma Valley Rugby ❦ Sonoma Valley Vintage Theatre ❦ Sonoma Valley Vintners & Growers Alliance ❦ Sonoma Valley Volunteer Fireman's Association ❦ Sonoma Valley Youth Soccer Association ❦ Sonoma Veteran's Memorial Park ❦ Sonoma Women's Club ❦ Soroptomist International of Sonoma Valley ❦ Speedway Children's Charities ❦ St. Francis Solano School ❦ St. Leo's Men's Club ❦ St. Vincent de Paul ❦ Stewpot Community Ministries ❦ SVHS Boosters ❦ SVHS Culinary Arts Program ❦ SVHS Forensics ❦ United Way ❦ Vineyard Workers Services ❦ Vintage House ❦ Volunteer Center of Sonoma ❦ VOM Boys & Girls Club ❦ VOM Lions Club ❦ VOM Little League ❦ VOM Observatory Association ❦ VOM Vintage Festival ❦ Willmar Center for Bereaved Children ❦ Wine Country Theatre ❦

Sonoma Branch
202 West Napa Street
Sonoma, California 95476
707.935.3200

Glen Ellen Branch
13751 Arnold Drive
P.O. Box 486
Glen Ellen, California 95442
707.935.4160

Banco de Sonoma
18615 Sonoma Highway, Suite 108
Sonoma, California 95476
707.939.7300

svb@sonomavlybnk.com
www.sonomavalleybank.com

Each depositor insured to $100,000
FDIC
FEDERAL DEPOSIT INSURANCE CORPORATION

TRANSFER AGENT
American Stock Transfer & Trust
40 Wall Street, 46th Floor
New York, NY 10025
1.800.937.5449

ANNUAL REPORT COPIES

The Bank's annual report and form 10-K have not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation ("FDIC"). Requests for copies of the Bank's annual report and form 10-K should be delivered to:

Sonoma Valley Bancorp
202 West Napa Street
Sonoma, California 95476
(707) 935-3200